03000356

# FORM SE
# FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

**Salomon Brothers Mortgage Securities VII, Inc.**
Exact Name of Registrant as Specified in Charter

**0000809877**
Registrant CIK Number

**Form 8-K, December 23, 2002, Series 2002-1**
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

[illegible] 333- 11429
SEC File Number, if available

Name of Person Filing the Document
(If Other than the Registrant)

PROCESSED
JAN 07 2003
THOMSON
FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
JAN - 3 2003
WASH. D.C.
183

**SIGNATURES**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: December 31, 2002

SALOMON BROTHERS MORTGAGE SECURITIES VII, INC.

By: ______________________
Name: MATTHEW R. BOLLO
Title:

**IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.**

**EXHIBIT INDEX**

| Exhibit No. | Description | Format |
|---|---|---|
| 99.3 | Computational Materials | P* |

---

*The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic filing requirements.

***Preliminary Term Sheet*** ***Date Prepared: December 17, 2002***

Sovereign Bank

# Sovereign Bank Loan Trust, Series 2002-1
## $ 532,045,000 (Approximate, Subject to Final Collateral)
## Class A Certificates
## Adjustable Rate Residential Mortgage Loans

| Class | Principal Balance (1) | WAL (Yrs)(6) | Pymt Window (Mths) | Interest Rate Type | Tranche Type | Expected Ratings S&P / Moody's |
|---|---|---|---|---|---|---|
| A-1 | $160,313,000 | 1.60 | 1 – 53 | Variable (2) | Senior/Group I | AAA/Aaa |
| A-2 | $61,254,000 | 1.63 | 1 – 53 | Variable (3) | Senior/Group II | AAA/Aaa |
| A-3 | $229,552,000 | 1.63 | 1 – 53 | Variable (4) | Senior/Group III | AAA/Aaa |
| A-4 | $80,926,000 | 1.62 | 1 – 53 | Variable (5) | Senior/Group IV | AAA/Aaa |
| **Total** | **$532,045,000** | | | | | |

*(1) The Certificates (as described herein) are collateralized by adjustable rate, first-lien residential mortgage loans. Class sizes are subject to final collateral and rating agency approval and are subject to a +/-10% variance..*

*(2) The Class A-1 Certificates will bear interest at a variable-rate (the "Pass-Through Rate") equal to the weighted average of the Expense Adjusted Net Mortgage Rates (as defined herein) of the Group 1 mortgage loans.*

*(3) The Class A-2 Certificates will bear interest at a variable-rate (the "Pass-Through Rate") equal to the weighted average of the Expense Adjusted Net Mortgage Rates (as defined herein) of the Group II mortgage loans.*

*(4) The Class A-3 Certificates will bear interest at a variable-rate (the "Pass-Through Rate") equal to the weighted average of the Expense Adjusted Net Mortgage Rates (as defined herein) of the Group III mortgage loans.*

*(5) The Class A-4 Certificates will bear interest at a variable-rate (the "Pass-Through Rate") equal to the weighted average of the Expense Adjusted Net Mortgage Rates (as defined herein) of the Group IV mortgage loans.*

*(6) Run to call at 40% CPR.*

*This information is furnished to you solely by Salomon Smith Barney. and not by the issuer of the securities or any of its affiliates. Salomon Smith Barney. is acting as underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction.*

*This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein will be superseded by information contained in term sheets circulated after the date hereof and by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.*

## Transaction Overview

| | |
|---|---|
| *Seller and Servicer:* | Sovereign Bank ("***Sovereign***"). |
| *Depositor:* | Salomon Brothers Mortgage Securities VII, Inc. |
| *Lead Underwriter:* | Salomon Smith Barney, Inc. |
| *Co-Underwriter:* | Sovereign Securities Corporation, LLC |
| *Trustee:* | U.S. Bank National Association |
| *Trust Administrator:* | Citibank, N.A. |
| *Rating Agencies:* | S&P and Moody's |
| *Cut-off Date:* | December 1, 2002 |
| *Pricing Date:* | On or about December 16, 2002 for the Class A-2 Certificates. For all other classes of certificates the pricing date is TBD. |
| *Closing Date:* | On or about December 23, 2002. |
| *Distribution Dates:* | The 25th day of each month (or if not a business day, the next succeeding business day), commencing on January 27, 2003. |
| *Certificates:* | The "***Certificates***" will consist of the Class A-1, Class A-2, Class A-3, and Class A-4 Certificates.<br><br>Generally, the Class A-1 Certificates will receive principal and interest from the Group I Mortgage Loans, the Class A-2 Certificates will receive principal and interest from the Group II Mortgage Loans, the Class A-3 Certificates will receive principal and interest from the Group III Mortgage Loans, and the Class A-4 Certificates will receive principal and interest from the Group IV Mortgage Loans. |
| *Registration:* | The Publicly Offered Certificates will be made available in book-entry form through DTC or upon request through Clearstream, Luxembourg and Euroclear. |
| *Federal Tax Treatment:* | It is anticipated that the Certificates will represent ownership of REMIC regular interests for tax purposes. |

*This information is furnished to you solely by Salomon Smith Barney. and not by the issuer of the securities or any of its affiliates. Salomon Smith Barney. is acting as underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction.*

*This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein will be superseded by information contained in term sheets circulated after the date hereof and by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.*

## Sovereign Bank Loan Trust, Series 2002-1

| | Class A-1 | Class A-2 | Class A-3 | Class A-4 |
|---|---|---|---|---|
| Approx. Principal Amount | $160,313,000 | $61,254,000 | $229,552,000 | $80,926,000 |
| Collateral | Adjustable rate mortgages with next interest rate adjustment date in months 0-17 and annually thereafter | Adjustable rate mortgages with next interest rate adjustment date in months 18-36 and annually thereafter | Adjustable rate mortgages with next interest rate adjustment date in month 37 or later and annually thereafter | Adjustable rate mortgage loans with annual interest rate adjustments based on a Sovereign Bank Index(2) |
| Expected Ratings (S&P/Moody's) | AAA/Aaa | AAA/Aaa | AAA/Aaa | AAA/Aaa |
| Credit Enhancement | 5.75% | 5.75% | 5.75% | 5.75% |
| Payment Frequency | Monthly | Monthly | Monthly | Monthly |
| Payment Date (1) | 25th | 25th | 25th | 25th |
| Delay Days | 54 days | 54 days | 54 days | 54 days |
| Accrued Interest | 22 days | 22 days | 22 days | 22 days |
| Day Count | 30/360 | 30/360 | 30/360 | 30/360 |
| ERISA Eligible | Yes | Yes | Yes | Yes |
| SMMEA Eligible | Yes | Yes | Yes | Yes |

* Dates to be confirmed and subject to change

(1) Or the next business day if such a day is not a business day.

(2) The Sovereign Bank Index is described in further detail on page 7.

SALOMON SMITH BARNEY
A member of citigroup

# Transaction Notes

***Credit Enhancement:***

- The following are the credit enhancement levels:

  AAA 5.75%

***Only AAA Certificates Offered:***

- The Company will initially retain all subordinate certificates.

*ERISA Eligibility:* The Publicly Offered Certificates are expected to be ERISA eligible. Prospective investors should review with their legal advisors whether the purchase and holding of any of the Publicly Offered Certificates could give rise to a transaction prohibited or not otherwise permissible under ERISA, the Code or other similar laws.

*SMMEA Treatment:* The Senior Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA.

*Optional Termination:* The terms of the transaction allow for a termination of the trust and retirement of the Certificates once the aggregate principal balance of the Mortgage Loans is equal to 10% or less of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date (the "***Optional Call Date***").

*Pricing Prepayment Speed:* The Publicly Offered Certificates will be priced based on an assumed prepayment speed of 40% CPR with respect to the mortgage loans.

*Statistical Information:* The information set forth herein with respect to the Mortgage Loans is expected to be representative of the characteristics of the Mortgage Loans that will be included in the trust on the Closing Date. **Solely for determining the principal balances of the Publicly Offered Certificates in order to minimize the variance of the principal balance of the Publicly Offered Certificates by the Closing Date, it is estimated but not guaranteed that the aggregate principal balance of the Mortgage Loans will be approximately $564,504,462 as of the Cut-off Date and the aggregate principal balance of the Group I, Group II, Group III, and Group IV Mortgage Loans will be approximately $170,093,388, $64,990,806, $243,556,241, and $85,864,027, respectively, as of the Cut-off Date. It is not expected that the initial principal balance (or notional balance) of any class of Publicly Offered Certificates (as shown on the first page) will increase or decrease by more than 10% by the Closing Date.**

*Mortgage Loans:* As of the Cut-off Date, the aggregate principal balance of the mortgage loans described herein was approximately $564,504,462 (the "Mortgage Loans") which consists of approximately $554,801,000 of 1 year treasury bill weekly average indexed mortgage loans and $9,703,000 of mortgage loans indexed to a variety of other indices.

*Underwriting Standards:* Approximately 56.37% of the mortgage loans were underwritten under the Seller's Full Documentation Program and approximately 43.63% of the mortgage loans were underwritten under the Seller's No Documentation Program.

*Full Documentation Program:* Under the Full Documentation Program each prospective borrower submits a loan application including the borrower's employment history, a personal financial statement containing information on assets and liabilities, two years tax returns and all supporting schedules and at least two months of bank and brokerage statements to verify stated liquidity. Appraisal requirements meet the Uniform Standards of Professional Appraisal Practice.

*No Documentation Program:* Within the Seller's No Documentation Program, there are four different types of documentation requirements, three of which are included in this transaction and described below:

**No Documentation:** A prospective borrower's employment, income and assets are neither stated at the time of application nor verified by the Seller. Each prospective borrower completes a Fannie Mae/Freddie Mac Form 1003 excluding employment, income and asset verification. Approximately 85.47% of the No Documentation Program loans in this transaction are No Documentation.

**No Documentation with Assets:** A prospective borrower does not provide any information regarding employment or income but does provide two months of bank and brokerage statements to verify stated liquidity which is verified by the Seller. Approximately 4.68% of the No Documentation Program loans in this transaction are No Documentation with Assets.

**No Ratio:** A prospective borrower completes a Fannie Mae/Freddie Mac Form 1003 with employment information (which is verbally verified by the Seller) but no income information and provides two months of bank and brokerage statements to verify stated liquidity which is verified by the Seller. Approximately 9.85% of the No Documentation Program loans in this transaction are No Ratio.

*Group I Mortgage Loans:* The aggregate principal balance of the Group I Mortgage Loans as of the Cut-off Date was approximately $170,093,388, which consists of adjustable rate Mortgage Loans that will have their next interest rate adjustment date within 17 months following the closing date.

*Group II Mortgage Loans:* The aggregate principal balance of the Group II Mortgage Loans as of the Cut-off Date was approximately $64,990,806, which consists of adjustable rate Mortgage Loans that will have their next interest rate adjustment date between months 18 and 36 following the closing date.

*Group III Mortgage Loans:* The aggregate principal balance of the Group III Mortgage Loans as of the Cut-off Date was approximately $243,556,241, which consists of adjustable rate Mortgage Loans that will have their next interest rate adjustment date more than 36 months following the closing date.

*Group IV, Mortgage Loans:* The aggregate principal balance of the Group IV Mortgage Loans as of the Cut-off Date was approximately $85,864,027, which consists of adjustable rate Mortgage Loans which adjust annually based on the Sovereign Bank index described below.

*Sovereign Bank Index:* The Class A-4 Certificates represent interests in the Group IV Mortgage Loans, which are adjustable rate mortgages whose rates adjust annually according to an index created by Sovereign Bank. In order to determine the borrower's interest rate, the index combines a fixed rate component and a fixed margin, both of which are set forth in the mortgage note, plus the then current One Year CMT. The interest rates on the Group IV Mortgage Loans adjust annually according to the following formula:

$$\frac{(\text{Fixed Rate Component} + \text{Margin} + \text{One Year CMT})}{2}$$

The following example demonstrates how this formula is applied and does not take into account any interim or lifetime caps:

**BASE CASE**

| | |
|---|---|
| Fixed Rate Component: | 7.25% |
| Margin: | 2.95% |
| One Year CMT: | 2.50% |
| **Borrower's Interest Rate** | **6.350%** |

SALOMON SMITH BARNEY
A member of citigroup

On the next interest rate change date if the one year CMT increases to 3.50%, the borrower will incur the following interest rate adjustment:

| | |
|---|---|
| Fixed Rate Component: | 7.25% |
| Margin: | 2.95% |
| One Year CMT: | 3.50% |
| **Borrower's Interest Rate** | **6.850%** |

However, if on the next interest rate change date, the one year CMT decreases to 1.50%, the borrower will incur the following interest rate adjustment:

| | |
|---|---|
| Fixed Rate Component: | 7.25% |
| Margin: | 2.95% |
| One Year CMT: | 1.50% |
| **Borrower's Interest Rate** | **5.850%** |

*Accrued Interest:* The price to be paid by investors for the Publicly Offered Certificates will include accrued interest from the Cut-off Date up to, but not including, the Closing Date (22 days).

*Accrual Period:* The interest accrual period (the "Accrual Period") with respect to the Publicly Offered Certificates for a given Distribution Date will be the calendar month preceding the month in which such Distribution Date occurs (on a 30/360 basis).

*Expense Adjusted Net Mortgage Rate:* The "***Expense Adjusted Net Mortgage Rate*** " of each mortgage loan and for each group is equal to (i) the weighted average of the loan rates of the Mortgage Loans in such group less (ii) the sum of (a) the servicing fee rate and (b) the trustee fee rate.

*Credit Enhancement:*

Senior/subordinate, shifting interest structure (Subordination levels are subject to final rating agency approval).

Credit enhancement for the Senior Certificates will consist of the subordination of the Class B-1, Class B2, Class B3, Class B4, Class B5 and Class B6 Certificates (total subordination initially 5.75%).

*Shifting Interest:*

Until the Distribution Date occurring in January 2008 the Subordinate Certificates will be locked out from receipt of prepayments on the mortgage loans (unless the credit enhancement percentage provided by the Subordinate Certificates has doubled prior to such date as described below). After such time, and subject to standard collateral performance triggers (as described in the prospectus supplement), the Subordinate Certificates will receive increasing portions of unscheduled principal prepayments from each loan group. The prepayment percentages on the Subordinate Certificates, per loan group, are as follows:

| | |
|---|---|
| January 2003 – December 2007 | 0% *pro rata* Share |
| January 2008 – December 2008 | 30% *pro rata* Share |
| January 2009 – December 2009 | 40% *pro rata* Share |
| January 2010 – December 2010 | 60% *pro rata* Share |
| January 2011 – December 2011 | 80% *pro rata* Share |
| January 2012 – and after | 100% *pro rata* Share |

Notwithstanding the foregoing, if after 3 years the credit enhancement percentage provided by the Subordinate Certificates doubles, prepayments will be paid *pro rata* between the Senior and Subordinate Certificates (subject to performance triggers).

*Allocation of Realized Losses:*

Any realized losses from a loan group, other than excess losses, on the related Mortgage Loans will be allocated as follows: *first*, to the Subordinate Certificates in reverse order of their numerical Class designations, in each case until the respective class principal balance has been reduced to zero; *second*, (i) any realized losses on the Group I Mortgage Loans, after the class principal balance of the Subordinate Certificates have been reduced to zero, will be allocated to the Class A-1 Certificates in reduction of its class principal balance, and (ii) any realized losses on the Group II Mortgage Loans, after the class principal balance of the Subordinate Certificates have been reduced to zero, will be allocated to the Class A-2 Certificates in reduction of its class principal balance, and (iii) any realized losses on the Group III Mortgage Loans, after the class principal balance of the Subordinate Certificates have been reduced to zero, will be allocated to the Class A-3 Certificates in reduction of its class principal balance, and (iv) any realized losses on the Group IV Mortgage Loans, after the class principal balance of the Subordinate Certificates have been reduced to zero, will be allocated to the Class A-4 Certificates in reduction of its class principal balance.

Excess losses (bankruptcy, special hazard and fraud losses in excess of the amounts established by the rating agencies) will be allocated to all classes of Certificates on a *pro rata* basis.

*Certificates Priority of Distributions:*

Available funds from the Mortgage Loans will be distributed in the following order of priority:

1) Senior Certificates generally from the related loan group, accrued and unpaid interest at the related Certificate Interest Rate.
2) (a) Class A-1 Certificates, principal from the related loan group allocable to such class*.
   (b) Class A-2 Certificates, principal from the related loan group allocable to such class*.
   (c) Class A-3 Certificates, principal from the related loan group allocable to such class*.
   (d) Class A-4 Certificates, principal from the related loan group allocable to such class*.
3) Class B Certificates, accrued and unpaid interest at the respective Certificate Interest Rates and the respective shares of principal allocable to such Classes.

* Under certain loss scenarios (as described in the prospectus supplement) principal from one loan group may be used to pay the Senior Certificates related to another loan group.

*Seller/Servicer:*

Seller was organized as a federal savings bank in 1987 under the name Penn Savings Bank, F.S.B. and assumed its current name on December 31, 1991. Seller is a wholly-owned subsidiary of Sovereign Bancorp, Inc., which is a Pennsylvania business corporation and a "savings and loan holding company". As of September 30, 2002, Seller had total consolidated assets and deposits of approximately $39.5 billion and $26.6 billion, respectively.

At October 31, 2002, Seller's single family mortgage loan production totaled approximately $2.7 billion, of which approximately 60% was originated through its retail mortgage branches and 40% through its broker and correspondent channel.

Seller currently services nearly 64,000 loans, with a principal balance of approximately $6.8 billion, on behalf of Sovereign, FNMA, FHLMC, and other private investors in its servicing center in Reading, Pennsylvania.

## COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials are furnished to you solely by Salomon Smith Barney and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Salomon Smith Barney nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Salomon Smith Barney Trading Desk at (212) 723-6217.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

**Class A-1 to Call**

YIELD SENSITIVITY TABLE

Prepayment Speeds

| Price | 0% CPR | 20% CPR | 40% CPR | 60% CPR | 80% CPR |
|---|---|---|---|---|---|
| **102.00** | 3.851 | 3.506 | **2.938** | 2.084 | 0.611 |
| **102.25** | 3.825 | 3.427 | **2.776** | 1.811 | 0.161 |
| **102.50** | 3.800 | 3.347 | **2.616** | 1.538 | -0.286 |
| **102.75** | 3.774 | 3.269 | **2.456** | 1.268 | -0.731 |
| **103.00** | 3.749 | 3.190 | **2.297** | 0.998 | -1.173 |
| **WAL** | 13.18 | 3.47 | **1.60** | 0.92 | 0.55 |
| **Window** | 1 - 310 | 1 – 111 | **1 - 53** | 1 - 30 | 1 – 17 |
| **Exp. Final Mat.** | October 2028 | March 2012 | **May 2007** | June 2005 | May 2004 |

**Class A-2 to Call**

YIELD SENSITIVITY TABLE

Prepayment Speeds

| Price | 0% CPR | 20% CPR | 40% CPR | 60% CPR | 80% CPR |
|---|---|---|---|---|---|
| **102.00** | 4.444 | 5.035 | **5.118** | 4.427 | 2.645 |
| **102.25** | 4.421 | 4.953 | **4.953** | 4.149 | 2.190 |
| **102.50** | 4.397 | 4.872 | **4.789** | 3.873 | 1.738 |
| **102.75** | 4.374 | 4.790 | **4.625** | 3.598 | 1.289 |
| **103.00** | 4.351 | 4.709 | **4.462** | 3.324 | 0.842 |
| **WAL** | 16.62 | 3.60 | **1.63** | 0.93 | 0.55 |
| **Window** | 1 - 310 | 1 - 111 | **1 - 53** | 1 – 30 | 1 – 17 |
| **Exp. Final Mat.** | October 2028 | March 2012 | **May 2007** | June 2005 | May 2004 |

**Class A-3 to Call**

YIELD SENSITIVITY TABLE

**Prepayment Speeds**

| **Price** | 0% CPR | 20% CPR | **40% CPR** | 60% CPR | 80% CPR |
|---|---|---|---|---|---|
| **102.00** | 4.829 | 5.331 | **5.035** | 3.936 | 2.139 |
| **102.25** | 4.806 | 5.250 | **4.872** | 3.660 | 1.686 |
| **102.50** | 4.783 | 5.169 | **4.709** | 3.385 | 1.235 |
| **102.75** | 4.760 | 5.088 | **4.548** | 3.112 | 0.788 |
| **103.00** | 4.737 | 5.008 | **4.387** | 2.840 | 0.343 |
| **WAL** | 17.84 | 3.64 | **1.63** | 0.93 | 0.55 |
| **Window** | 1 – 310 | 1 – 111 | **1 – 53** | 1 – 30 | 1 – 17 |
| **Exp. Final Mat.** | October 2028 | March 2012 | **May 2007** | June 2005 | May 2004 |

**Class A-4 to Call**

**YIELD SENSITIVITY TABLE**

**Prepayment Speeds**

| **Price** | 0% CPR | 20% CPR | **40% CPR** | 60% CPR | 80% CPR |
|---|---|---|---|---|---|
| **102.00** | 5.399 | 4.912 | **4.174** | 3.138 | 1.466 |
| **102.25** | 5.373 | 4.831 | **4.011** | 2.863 | 1.014 |
| **102.50** | 5.347 | 4.751 | **3.849** | 2.589 | 0.565 |
| **102.75** | 5.322 | 4.671 | **3.688** | 2.317 | 0.118 |
| **103.00** | 5.296 | 4.591 | **3.527** | 2.046 | -0.326 |
| **WAL** | 14.95 | 3.55 | **1.62** | 0.92 | 0.55 |
| **Window** | 1 – 310 | 1 – 111 | **1 – 53** | 1 – 30 | 1 – 17 |
| **Exp. Final Mat.** | October 2028 | March 2012 | **May 2007** | June 2005 | May 2004 |

**Class A-1 to Maturity**

YIELD SENSITIVITY TABLE

Prepayment Speeds

| Price | 0% CPR | 20% CPR | **40% CPR** | 60% CPR | 80% CPR |
|---|---|---|---|---|---|
| **102.00** | 3.851 | 3.532 | **3.007** | 2.123 | 0.667 |
| **102.25** | 3.825 | 3.457 | **2.857** | 1.855 | 0.225 |
| **102.50** | 3.800 | 3.382 | **2.707** | 1.588 | -0.215 |
| **102.75** | 3.775 | 3.308 | **2.558** | 1.323 | -0.653 |
| **103.00** | 3.749 | 3.234 | **2.410** | 1.059 | -1.087 |
| | | | | | |
| **WAL** | 13.18 | 3.74 | **1.73** | 0.94 | 0.56 |
| **Window** | 1 – 354 | 1 – 354 | **1 – 356** | 1 – 267 | 1 – 22 |
| **Exp. Final Mat.** | June 2032 | June 2032 | **August 2032** | March 2025 | October 2004 |

**Class A-2 to Maturity**

YIELD SENSITIVITY TABLE

Prepayment Speeds

| Price | 0% CPR | 20% CPR | **40% CPR** | 60% CPR | 80% CPR |
|---|---|---|---|---|---|
| **102.00** | 4.442 | 4.975 | **5.046** | 4.432 | 2.720 |
| **102.25** | 4.419 | 4.897 | **4.891** | 4.160 | 2.273 |
| **102.50** | 4.396 | 4.820 | **4.737** | 3.889 | 1.828 |
| **102.75** | 4.373 | 4.743 | **4.584** | 3.619 | 1.386 |
| **103.00** | 4.350 | 4.667 | **4.431** | 3.351 | 0.947 |
| | | | | | |
| **WAL** | 16.74 | 3.95 | **1.77** | 0.95 | 0.56 |
| **Window** | 1 – 354 | 1 – 354 | **1 – 344** | 1 – 253 | 1 – 22 |
| **Exp. Final Mat.** | June 2032 | June 2032 | **August 2031** | January 2024 | October 2004 |

**Class A-3 to Maturity**

YIELD SENSITIVITY TABLE

Prepayment Speeds

| Price | 0% CPR | 20% CPR | 40% CPR | 60% CPR | 80% CPR |
|---|---|---|---|---|---|
| **102.00** | 4.824 | 5.267 | **4.994** | 3.985 | 2.213 |
| **102.25** | 4.801 | 5.190 | **4.841** | 3.715 | 1.768 |
| **102.50** | 4.778 | 5.113 | **4.689** | 3.446 | 1.325 |
| **102.75** | 4.755 | 5.037 | **4.537** | 3.178 | 0.885 |
| **103.00** | 4.733 | 4.962 | **4.387** | 2.912 | 0.448 |
| **WAL** | 18.18 | 4.01 | **1.78** | 0.95 | 0.56 |
| **Window** | 1 – 359 | 1 – 359 | **1 – 358** | 1 – 271 | 1 – 22 |
| **Exp. Final Mat.** | November 2032 | November 2032 | **October 2032** | July 2025 | October 2004 |

**Class A-4 to Maturity**

YIELD SENSITIVITY TABLE

Prepayment Speeds

| Price | 0% CPR | 20% CPR | 40% CPR | 60% CPR | 80% CPR |
|---|---|---|---|---|---|
| **102.00** | 5.399 | 4.950 | **4.267** | 3.187 | 1.534 |
| **102.25** | 5.373 | 4.873 | **4.115** | 2.918 | 1.090 |
| **102.50** | 5.347 | 4.798 | **3.964** | 2.650 | 0.648 |
| **102.75** | 5.322 | 4.722 | **3.814** | 2.383 | 0.209 |
| **103.00** | 5.296 | 4.647 | **3.664** | 2.118 | -0.228 |
| **WAL** | 14.95 | 3.87 | **1.76** | 0.94 | 0.56 |
| **Window** | 1 – 358 | 1 – 358 | **1 – 347** | 1 – 251 | 1 – 22 |
| **Exp. Final Mat.** | October 2032 | October 2032 | **November 2031** | November 2023 | October 2004 |

# Mortgage Loan Statistics of Total Pool

As of the Cut-off Date

## Collateral Summary (*All numbers are approximate and subject to change)*

Statistics for the adjustable rate mortgage loans are listed as of the Cut-off Date of December 1, 2002.

| | Wtd. Avg. (if applicable) | Range (if applicable) |
|---|---|---|
| **Number of Mortgage Loans:** | 3,516 | |
| **Aggregate Current Principal Balance:** | $564,504,462 | |
| **Current Principal Balance:** | $160,553 | $6,677 – $1,091,802 |
| **Original Principal Balance:** | $176,546 | $11,950 - $1,184,250 |
| **1st Lien:** | 100.00% | |
| **Gross Coupon:** | 6.57% | 3.25% - 10.75% |
| **Remaining Term (months):** | 314 | 12 – 359 |
| **Seasoning (months):** | 43 | 1 – 268 |
| **Adjustable Rate Loan Margin:** | 3.32% | 0.00% - 6.48% |
| **Lifetime Maximum Interest Rate:** | 12.03% | 6.00% - 19.00% |
| **Lifetime Minimum Interest Rate:** | 3.40% | 0.00% - 9.38% |
| **Next Interest Rate Change Date:** | 5/2005 | 2/2003 – 9/2012 |
| **Amortized LTV:** | 72.05% | 1.95% - 99.89% |
| **Borrower FICO:** | 702 | 501 - 821 |

## COLLATERAL CHARACTERISTICS OF THE TOTAL POOL

**Property Type of Mortgage Loans**

| | Number of Loans | Aggregate Principal Balance as of Cut-off Date | % of Aggregate Principal Balance as of Cut-off Date |
|---|---|---|---|
| **Property Types** | | | |
| **2 Family** | 94 | $17,253,759.75 | 3.06% |
| **3 Family** | 5 | 502,915.77 | 0.09 |
| **4 Family** | 3 | 378,232.72 | 0.07 |
| **Condo** | 386 | 44,460,525.56 | 7.88 |
| **Pud** | 255 | 44,992,494.62 | 7.97 |
| **Single Family** | 2,773 | 456,916,533.61 | 80.94 |
| **Total:** | 3,516 | $564,504,462.03 | 100% |

**Owner Occupancy of Mortgage Loans**

| | Number of Loans | Aggregate Principal Balance as of Cut-off Date | % of Aggregate Principal Balance as of Cut-off Date |
|---|---|---|---|
| **Owner Occupancy** | | | |
| **Investor** | 71 | $9,699,614.98 | 1.72% |
| **Primary** | 3,391 | 542,842,496.99 | 96.16 |
| **Second Home** | 54 | 11,962,350.06 | 2.12 |
| **Total:** | 3,516 | $564,504,462.03 | 100% |

**Loan Purpose of Mortgage Loans**

| | Number of Loans | Aggregate Principal Balance as of Cut-off Date | % of Aggregate Principal Balance as of Cut-off Date |
|---|---|---|---|
| **Loan Purpose** | | | |
| **Cash-out Refinance** | 829 | $124,481,672.40 | 22.05% |
| **Construction/Perm** | 193 | 40,921,832.80 | 7.25 |
| **Purchase** | 2,267 | 340,346,927.43 | 60.29 |
| **Rate-term Refinance** | 227 | 58,754,029.40 | 10.41 |
| **Total:** | 3,516 | $564,504,462.03 | 100% |

**Current Mortgage Rates of Mortgage Loans**

| | Number of Loans | Aggregate Principal Balance as of Cut-off Date | % of Aggregate Principal Balance as of Cut-off Date |
|---|---|---|---|
| **Mortgage Rates (%)** | | | |
| **3.000 - 3.499** | 1 | $122,323.37 | 0.02% |
| **3.500 - 3.999** | 3 | 283,724.01 | 0.05 |
| **4.000 - 4.499** | 11 | 2,599,562.60 | 0.46 |
| **4.500 - 4.999** | 123 | 20,458,215.91 | 3.62 |
| **5.000 - 5.499** | 510 | 72,538,663.73 | 12.85 |
| **5.500 - 5.999** | 414 | 68,338,898.70 | 12.11 |
| **6.000 - 6.499** | 544 | 87,298,512.15 | 15.46 |
| **6.500 - 6.999** | 826 | 129,814,330.28 | 23.00 |
| **7.000 - 7.499** | 420 | 71,046,589.26 | 12.59 |
| **7.500 - 7.999** | 327 | 62,787,151.01 | 11.12 |
| **8.000 - 8.499** | 111 | 19,396,327.44 | 3.44 |
| **8.500 - 8.999** | 103 | 14,287,490.71 | 2.53 |
| **9.000 - 9.499** | 62 | 7,516,757.19 | 1.33 |
| **9.500 - 9.999** | 44 | 5,890,079.75 | 1.04 |
| **10.000 - 10.499** | 15 | 2,021,103.00 | 0.36 |
| **10.500 - 10.999** | 2 | 104,732.92 | 0.02 |
| **Total:** | 3,516 | $564,504,462.03 | 100% |

**Original Principal Balances of Mortgage Loans**

| Range ($) | Number of Loans | Aggregate Original Principal Balance | % of Aggregate Original Principal Balance |
|---|---|---|---|
| 0.01 - 50,000.00 | 293 | $10,611,035.92 | 1.71% |
| 50,000.01 - 100,000.00 | 874 | 67,580,521.12 | 10.89 |
| 100,000.01 - 150,000.00 | 806 | 100,699,072.26 | 16.22 |
| 150,000.01 - 200,000.00 | 465 | 80,893,136.75 | 13.03 |
| 200,000.01 - 250,000.00 | 262 | 59,249,338.65 | 9.55 |
| 250,000.01 - 300,000.00 | 302 | 83,400,340.00 | 13.44 |
| 300,000.01 - 350,000.00 | 178 | 58,370,993.50 | 9.40 |
| 350,000.01 - 400,000.00 | 126 | 47,739,125.00 | 7.69 |
| 400,000.01 - 450,000.00 | 61 | 26,089,300.00 | 4.20 |
| 450,000.01 - 500,000.00 | 66 | 31,977,605.00 | 5.15 |
| 500,000.01 - 550,000.00 | 20 | 10,628,330.00 | 1.71 |
| 550,000.01 - 600,000.00 | 28 | 16,297,750.00 | 2.63 |
| 600,000.01 - 650,000.00 | 13 | 8,390,000.00 | 1.35 |
| 650,000.01 - 700,000.00 | 4 | 2,736,700.00 | 0.44 |
| 700,000.01 - 750,000.00 | 7 | 5,204,000.00 | 0.84 |
| 750,000.01 - 800,000.00 | 1 | 800,000.00 | 0.13 |
| 800,000.01 - 850,000.00 | 1 | 850,000.00 | 0.14 |
| 850,000.01 - 900,000.00 | 1 | 878,000.00 | 0.14 |
| 900,000.01 - 950,000.00 | 2 | 1,855,000.00 | 0.30 |
| 950,000.01 -1,000,000.00 | 1 | 998,000.00 | 0.16 |
| 1,000,000.01 -1,050,000.00 | 2 | 2,100,000.00 | 0.34 |
| 1,050,000.01 -1,100,000.00 | 1 | 1,100,000.00 | 0.18 |
| 1,100,000.01 -1,150,000.00 | 1 | 1,104,000.00 | 0.18 |
| 1,150,000.01 -1,200,000.00 | 1 | 1,184,250.00 | 0.19 |
| **Total:** | 3,516 | $620,736,498.20 | 100% |

**Principal Balances of Mortgage Loans as of the Cutoff Date**

| Range ($) | Number of Loans | Aggregate Principal Balance as of Cut-off Date | % of Aggregate Principal Balance as of Cut-off Date |
|---|---|---|---|
| 0.01 - 50,000.00 | 482 | $14,745,275.48 | 2.61% |
| 50,000.01 - 100,000.00 | 888 | 67,486,746.45 | 11.96 |
| 100,000.01 - 150,000.00 | 738 | 91,380,337.12 | 16.19 |
| 150,000.01 - 200,000.00 | 428 | 74,156,481.12 | 13.14 |
| 200,000.01 - 250,000.00 | 303 | 68,558,237.06 | 12.14 |
| 250,000.01 - 300,000.00 | 247 | 68,046,662.70 | 12.05 |
| 300,000.01 - 350,000.00 | 157 | 51,188,684.82 | 9.07 |
| 350,000.01 - 400,000.00 | 105 | 39,493,891.21 | 7.00 |
| 400,000.01 - 450,000.00 | 48 | 20,549,843.17 | 3.64 |
| 450,000.01 - 500,000.00 | 52 | 24,905,094.42 | 4.41 |
| 500,000.01 - 550,000.00 | 18 | 9,489,963.86 | 1.68 |
| 550,000.01 - 600,000.00 | 18 | 10,342,016.62 | 1.83 |
| 600,000.01 - 650,000.00 | 14 | 8,884,903.56 | 1.57 |
| 650,000.01 - 700,000.00 | 2 | 1,384,703.67 | 0.25 |
| 700,000.01 - 750,000.00 | 6 | 4,458,889.58 | 0.79 |
| 750,000.01 - 800,000.00 | 1 | 795,601.52 | 0.14 |
| 800,000.01 - 850,000.00 | 1 | 842,594.23 | 0.15 |
| 850,000.01 - 900,000.00 | 2 | 1,750,781.92 | 0.31 |
| 900,000.01 - 950,000.00 | 2 | 1,842,670.37 | 0.33 |
| 950,000.01 -1,000,000.00 | 1 | 985,161.43 | 0.17 |
| 1,000,000.01 -1,050,000.00 | 1 | 1,036,492.47 | 0.18 |
| 1,050,000.01 -1,100,000.00 | 2 | 2,179,429.25 | 0.39 |
| **Total:** | 3,516 | $564,504,462.03 | 100% |

**Original Loan-to-Value Ratios of Mortgage Loans**

| | Number of Loans | Aggregate Principal Balance as of Cut-off Date | % of Aggregate Principal Balance as of Cut-off Date |
|---|---|---|---|
| **Original LTVs (%)** | | | |
| **0.01 - 25.00** | 58 | $3,350,827.18 | 0.59% |
| **25.01 - 30.00** | 20 | 1,435,261.08 | 0.25 |
| **30.01 - 35.00** | 30 | 2,631,235.37 | 0.47 |
| **35.01 - 40.00** | 42 | 4,894,785.19 | 0.87 |
| **40.01 - 45.00** | 67 | 8,209,055.03 | 1.45 |
| **45.01 - 50.00** | 87 | 13,819,654.55 | 2.45 |
| **50.01 - 55.00** | 87 | 13,834,629.47 | 2.45 |
| **55.01 - 60.00** | 115 | 17,403,941.33 | 3.08 |
| **60.01 - 65.00** | 134 | 30,425,811.98 | 5.39 |
| **65.01 - 70.00** | 301 | 56,021,725.65 | 9.92 |
| **70.01 - 75.00** | 391 | 72,076,476.91 | 12.77 |
| **75.01 - 80.00** | 938 | 159,136,208.58 | 28.19 |
| **80.01 - 85.00** | 88 | 16,065,813.56 | 2.85 |
| **85.01 - 90.00** | 591 | 91,189,863.50 | 16.15 |
| **90.01 - 95.00** | 502 | 67,873,863.02 | 12.02 |
| **95.01 - 100.00** | 50 | 5,153,171.88 | 0.91 |
| **100.01 - 105.00** | 8 | 599,082.60 | 0.11 |
| **105.01 - 110.00** | 1 | 102,168.31 | 0.02 |
| **110.01 - 115.00** | 4 | 124,753.46 | 0.02 |
| **115.01 - 120.00** | 1 | 34,599.50 | 0.01 |
| **120.01 - 125.00** | 1 | 121,533.88 | 0.02 |
| **Total:** | 3,516 | $564,504,462.03 | 100% |

**Geographical Distribution of Mortgages Loans**

| | Number of Loans | Aggregate Principal Balance as of Cut-off Date | % of Aggregate Principal Balance as of Cut-off Date |
|---|---|---|---|
| **State** | | | |
| **Alabama** | 1 | $69,742.87 | 0.01% |
| **Arizona** | 1 | 18,595.46 | 0.00 |
| **Connecticut** | 171 | 35,601,669.59 | 6.31 |
| **Delaware** | 72 | 10,432,915.67 | 1.85 |
| **District of Columbia** | 7 | 1,741,054.56 | 0.31 |
| **Florida** | 71 | 10,072,869.32 | 1.78 |
| **Georgia** | 18 | 4,948,426.52 | 0.88 |
| **Idaho** | 1 | 88,601.67 | 0.02 |
| **Illinois** | 6 | 587,210.58 | 0.10 |
| **Indiana** | 39 | 6,791,815.76 | 1.20 |
| **Kentucky** | 4 | 450,738.33 | 0.08 |
| **Maine** | 11 | 3,468,465.40 | 0.61 |
| **Maryland** | 74 | 15,004,521.68 | 2.66 |
| **Massachusetts** | 293 | 74,906,055.46 | 13.27 |
| **Michigan** | 24 | 5,093,939.51 | 0.90 |
| **Minnesota** | 4 | 1,001,159.98 | 0.18 |
| **Nevada** | 2 | 381,199.24 | 0.07 |
| **New Hampshire** | 16 | 3,214,581.13 | 0.57 |
| **New Jersey** | 923 | 144,885,288.10 | 25.67 |
| **New York** | 31 | 7,532,996.82 | 1.33 |
| **North Carolina** | 93 | 13,983,012.64 | 2.48 |
| **Ohio** | 91 | 11,755,940.36 | 2.08 |
| **Oregon** | 1 | 225,931.88 | 0.04 |
| **Pennsylvania** | 1,421 | 185,044,705.12 | 32.78 |
| **Rhode Island** | 53 | 10,792,561.55 | 1.91 |
| **South Carolina** | 6 | 1,080,601.49 | 0.19 |
| **Tennessee** | 4 | 603,822.07 | 0.11 |
| **Texas** | 5 | 1,093,825.65 | 0.19 |
| **Utah** | 1 | 353,902.88 | 0.06 |
| **Vermont** | 2 | 439,179.11 | 0.08 |
| **Virginia** | 69 | 12,817,222.54 | 2.27 |
| **West Virginia** | 1 | 21,909.09 | 0.00 |
| **Total:** | 3,516 | $564,504,462.03 | 100% |

**Margins of Mortgage Loans**

| | Number of Loans | Aggregate Principal Balance as of Cut-off Date | % of Aggregate Principal Balance as of Cut-off Date |
|---|---|---|---|
| **Margins (%)** | | | |
| **No Margin** | 7 | $3,465,622.25 | 0.61% |
| **0.001 - 0.249** | 1 | 87,123.60 | 0.02 |
| **0.500 - 0.749** | 1 | 90,371.15 | 0.02 |
| **1.250 - 1.499** | 2 | 1,336,941.63 | 0.24 |
| **1.500 - 1.749** | 9 | 682,039.56 | 0.12 |
| **1.750 - 1.999** | 1 | 73,586.64 | 0.01 |
| **2.000 - 2.249** | 3 | 181,735.99 | 0.03 |
| **2.250 - 2.499** | 15 | 3,449,876.60 | 0.61 |
| **2.500 - 2.749** | 79 | 6,559,742.48 | 1.16 |
| **2.750 - 2.999** | 1,309 | 206,615,163.85 | 36.6 |
| **3.000 - 3.249** | 1,110 | 208,688,770.75 | 36.97 |
| **3.250 - 3.499** | 115 | 15,940,316.68 | 2.82 |
| **3.500 - 3.749** | 7 | 590,643.85 | 0.10 |
| **3.750 - 3.999** | 14 | 884,261.20 | 0.16 |
| **4.000 - 4.249** | 1 | 117,174.26 | 0.02 |
| **4.250 - 4.499** | 172 | 32,266,510.92 | 5.72 |
| **4.500 - 4.749** | 13 | 2,461,424.42 | 0.44 |
| **4.750 - 4.999** | 63 | 10,321,614.79 | 1.83 |
| **5.000 - 5.249** | 186 | 26,928,222.67 | 4.77 |
| **5.250 - 5.499** | 203 | 22,644,940.59 | 4.01 |
| **5.500 - 5.749** | 136 | 13,882,465.33 | 2.46 |
| **5.750 - 5.999** | 60 | 6,505,225.10 | 1.15 |
| **6.000 - 6.249** | 7 | 571,307.49 | 0.10 |
| **6.250 - 6.499** | 2 | 159,380.23 | 0.03 |
| **Total:** | 3,516 | $564,504,462.03 | 100% |

**Next Rate Change Dates of Mortgage Loans**

| Next Rate Change Date MMYY | Number of Loans | Aggregate Principal Balance as of Cut-off Date | % of Aggregate Principal Balance as of Cut-off Date |
|---|---|---|---|
| 02/2003-07/2003 | 959 | $127,731,235.76 | 22.63% |
| 08/2003-01/2004 | 993 | 123,273,402.27 | 21.84 |
| 02/2004-07/2004 | 50 | 8,141,984.39 | 1.44 |
| 08/2004-01/2005 | 80 | 17,332,193.93 | 3.07 |
| 02/2005-07/2005 | 147 | 28,648,237.66 | 5.07 |
| 08/2005-01/2006 | 115 | 19,150,511.90 | 3.39 |
| 02/2006-07/2006 | 107 | 19,212,232.37 | 3.40 |
| 08/2006-01/2007 | 296 | 54,991,678.68 | 9.74 |
| 02/2007-07/2007 | 430 | 91,792,079.80 | 16.26 |
| 08/2007-01/2008 | 315 | 69,190,456.48 | 12.26 |
| 02/2008-07/2008 | 2 | 497,391.54 | 0.09 |
| 08/2008-01/2009 | 8 | 1,182,585.37 | 0.21 |
| 02/2009-07/2009 | 2 | 193,435.08 | 0.03 |
| 08/2009-01/2010 | 8 | 1,800,884.76 | 0.32 |
| 08/2011-01/2012 | 2 | 680,570.19 | 0.12 |
| 02/2012-07/2012 | 1 | 346,465.02 | 0.06 |
| 08/2012-01/2013 | 1 | 339,116.83 | 0.06 |
| **Total:** | 3,516 | $564,504,462.03 | 100% |

**Subsequent Periodic Rate Caps of Mortgage Loans**

| Subsequent Periodic Rate Caps (%) | Number of Loans | Aggregate Principal Balance as of Cut-off Date | % of Aggregate Principal Balance as of Cut-off Date |
|---|---|---|---|
| No Cap | 7 | $3,261,640.47 | 0.58% |
| 1 | 38 | 4,582,798.12 | 0.81 |
| 1.5 | 16 | 403,589.14 | 0.07 |
| 1.75 | 677 | 86,116,988.50 | 15.26 |
| 2 | 2,728 | 461,114,945.30 | 81.68 |
| 2.5 | 4 | 290,763.06 | 0.05 |
| 3 | 45 | 8,685,417.55 | 1.54 |
| 5 | 1 | 48,319.89 | 0.01 |
| **Total:** | 3,516 | $564,504,462.03 | 100% |

**Minimum Mortgage Rates of Mortgage Loans**

| Mortgage Rates (%) | Number of Loans | Aggregate Principal Balance as of Cut-off Date | % of Aggregate Principal Balance as of Cut-off Date |
|---|---|---|---|
| 0.000 - 0.499 | 3 | $409,910.49 | 0.07% |
| 1.000 - 1.499 | 8 | 532,132.37 | 0.09 |
| 1.500 - 1.999 | 29 | 1,457,565.15 | 0.26 |
| 2.000 - 2.499 | 15 | 3,673,411.20 | 0.65 |
| 2.500 - 2.999 | 1,274 | 206,089,997.62 | 36.51 |
| 3.000 - 3.499 | 1,167 | 222,158,326.93 | 39.35 |
| 3.500 - 3.999 | 26 | 4,640,905.22 | 0.82 |
| 4.000 - 4.499 | 175 | 32,466,697.19 | 5.75 |
| 4.500 - 4.999 | 105 | 14,905,189.64 | 2.64 |
| 5.000 - 5.499 | 400 | 50,191,019.29 | 8.89 |
| 5.500 - 5.999 | 234 | 22,454,581.25 | 3.98 |
| 6.000 - 6.499 | 21 | 1,413,935.80 | 0.25 |
| 6.500 - 6.999 | 22 | 1,956,437.53 | 0.35 |
| 7.000 - 7.499 | 13 | 1,089,983.61 | 0.19 |
| 7.500 - 7.999 | 6 | 286,526.40 | 0.05 |
| 8.000 - 8.499 | 5 | 394,285.96 | 0.07 |
| 8.500 - 8.999 | 6 | 142,256.93 | 0.03 |
| 9.000 - 9.499 | 7 | 241,299.45 | 0.04 |
| **Total:** | 3,516 | $564,504,462.03 | 100% |

**Maximum Mortgage Rates of Mortgage Loans**

| Mortgage Rates (%) | Number of Loans | Aggregate Principal Balance as of Cut-off Date | % of Aggregate Principal Balance as of Cut-off Date |
|---|---|---|---|
| Not Available | 5 | $1,202,811.09 | 0.21% |
| 6.000 - 6.499 | 1 | 78,804.91 | 0.01 |
| 7.500 - 7.999 | 1 | 170,046.33 | 0.03 |
| 8.000 - 8.499 | 2 | 165,331.92 | 0.03 |
| 8.500 - 8.999 | 72 | 11,313,262.77 | 2.00 |
| 9.000 - 9.499 | 99 | 10,530,482.76 | 1.87 |
| 9.500 - 9.999 | 183 | 20,353,479.02 | 3.61 |
| 10.000 - 10.499 | 180 | 21,266,520.69 | 3.77 |
| 10.500 - 10.999 | 272 | 44,294,999.96 | 7.85 |
| 11.000 - 11.499 | 284 | 48,936,083.47 | 8.67 |
| 11.500 - 11.999 | 539 | 109,664,723.35 | 19.43 |
| 12.000 - 12.499 | 481 | 88,374,516.16 | 15.66 |
| 12.500 - 12.999 | 515 | 93,984,529.97 | 16.65 |
| 13.000 - 13.499 | 229 | 39,956,043.23 | 7.08 |
| 13.500 - 13.999 | 266 | 34,336,950.92 | 6.08 |
| 14.000 - 14.499 | 137 | 17,359,326.21 | 3.08 |
| 14.500 - 14.999 | 123 | 13,814,873.63 | 2.45 |
| 15.000 - 15.499 | 55 | 4,782,591.55 | 0.85 |
| 15.500 - 15.999 | 28 | 1,907,696.80 | 0.34 |
| 16.000+ | 44 | 2,011,387.29 | 0.36 |
| **Total:** | 3,516 | $564,504,462.03 | 100% |

**Document Type of Mortgage Loans**

| Document Type | Number of Loans | Aggregate Principal Balance as of Cut-off Date | % of Aggregate Principal Balance as of Cut-off Date |
|---|---|---|---|
| Full Doc | 2,247 | $318,233,622.72 | 56.37% |
| No Doc | 1,105 | 210,482,606.58 | 37.29 |
| No Doc with Assets | 60 | 11,529,676.09 | 2.04 |
| No Ratio | 104 | 24,258,556.64 | 4.30 |
| **Total:** | 3,516 | $564,504,462.03 | 100% |

**Amortized Loan-to-Value Ratios of Mortgage Loans**

| Amortized LTVs (%) | Number of Loans | Aggregate Principal Balance as of Cut-off Date | % of Aggregate Principal Balance as of Cut-off Date |
|---|---|---|---|
| 0.01 - 25.00 | 198 | $8,026,428.25 | 1.42% |
| 25.01 - 30.00 | 44 | 3,896,643.45 | 0.69 |
| 30.01 - 35.00 | 34 | 4,071,984.38 | 0.72 |
| 35.01 - 40.00 | 67 | 8,367,769.26 | 1.48 |
| 40.01 - 45.00 | 88 | 13,679,154.14 | 2.42 |
| 45.01 - 50.00 | 105 | 15,423,948.10 | 2.73 |
| 50.01 - 55.00 | 140 | 22,658,090.89 | 4.01 |
| 55.01 - 60.00 | 174 | 25,624,297.71 | 4.54 |
| 60.01 - 65.00 | 270 | 45,945,631.13 | 8.14 |
| 65.01 - 70.00 | 412 | 70,747,752.90 | 12.53 |
| 70.01 - 75.00 | 465 | 84,108,148.98 | 14.90 |
| 75.01 - 80.00 | 544 | 108,558,397.58 | 19.23 |
| 80.01 - 85.00 | 245 | 33,386,030.00 | 5.91 |
| 85.01 - 90.00 | 495 | 80,932,756.26 | 14.34 |
| 90.01 - 95.00 | 193 | 34,387,317.02 | 6.09 |
| 95.01 - 100.00 | 42 | 4,690,111.98 | 0.83 |
| Total: | 3,516 | $564,504,462.03 | 100% |

**Initial Periodic Rate Caps of Mortgage Loans**

| Initial Periodic Rate Caps (%) | Number of Loans | Aggregate Principal Balance as of Cut-off Date | % of Aggregate Principal Balance as of Cut-off Date |
|---|---|---|---|
| No Cap | 61 | $9,216,461.76 | 1.63% |
| 1 | 36 | 4,184,412.41 | 0.74 |
| 1.5 | 16 | 403,589.14 | 0.07 |
| 1.75 | 677 | 86,116,988.50 | 15.26 |
| 2 | 1,464 | 216,269,001.36 | 38.31 |
| 2.5 | 4 | 290,763.06 | 0.05 |
| 3 | 52 | 10,293,753.78 | 1.82 |
| 4 | 4 | 1,366,152.04 | 0.24 |
| 5 | 1,202 | 236,363,339.98 | 41.87 |
| Total: | 3,516 | $564,504,462.03 | 100% |

**Fico Scores of Mortgage Loans**

| Fico Scores | Number of Loans | Aggregate Principal Balance as of Cut-off Date | % of Aggregate Principal Balance as of Cut-off Date |
|---|---|---|---|
| Not Available | 140 | $19,571,232.16 | 3.47% |
| 501 - 525 | 33 | 4,235,536.66 | 0.75 |
| 526 - 550 | 74 | 8,027,817.91 | 1.42 |
| 551 - 575 | 104 | 13,082,441.74 | 2.32 |
| 576 - 600 | 127 | 19,257,904.45 | 3.41 |
| 601 - 625 | 158 | 24,617,377.32 | 4.36 |
| 626 - 650 | 234 | 39,765,070.34 | 7.04 |
| 651 - 675 | 344 | 59,641,277.70 | 10.57 |
| 676 - 700 | 420 | 76,957,313.81 | 13.63 |
| 701 - 725 | 479 | 85,113,979.16 | 15.08 |
| 726 - 750 | 410 | 66,147,721.60 | 11.72 |
| 751 - 775 | 457 | 75,302,467.91 | 13.34 |
| 776 - 800 | 442 | 64,405,439.77 | 11.41 |
| 801 - 825 | 94 | 8,378,881.50 | 1.48 |
| Total: | 3,516 | $564,504,462.03 | 100% |

# Mortgage Loan Statistics of Group I Mortgage Loans

As of the Cut-off Date

## Collateral Summary (*All numbers are approximate and subject to change)*

Statistics for the adjustable rate mortgage loans are listed as of the Cut-off Date of December 1, 2002.

| | Wtd. Avg. (if applicable) | Range (if applicable) |
|---|---|---|
| **Number of Mortgage Loans:** | 1,306 | |
| **Aggregate Current Principal Balance:** | $170,093,388 | |
| **Current Principal Balance:** | $130,240 | $6,677 - $1,091,802 |
| **Original Principal Balance:** | $157,576 | $11,950 - $1,184,250 |
| **1st Lien:** | 100.00% | |
| **Gross Coupon:** | 5.68% | 3.25% - 9.38% |
| **Remaining Term (months):** | 271 | 12 – 359 |
| **Seasoning (months):** | 85 | 1 – 268 |
| **Adjustable Rate Loan Margin:** | 2.82% | 0.00% - 3.75% |
| **Lifetime Maximum Interest Rate:** | 12.57% | 6.00% - 19.00% |
| **Lifetime Minimum Interest Rate:** | 3.06% | 0.00% - 9.38% |
| **Next Interest Rate Change Date:** | 7/2003 | 2/2003 – 5/2004 |
| **Amortized LTV:** | 65.36% | 1.95% - 95.54% |
| **Borrower FICO:** | 696 | 505 – 819 |

# Collateral Characteristics of Group I

**Property Type of Group I Mortgage Loans**

| | Number of Loans | Aggregate Principal Balance as of Cut-off Date | % of Aggregate Principal Balance as of Cut-off Date |
|---|---|---|---|
| **Property Types** | | | |
| **2 Family** | 19 | $1,883,813.65 | 1.11% |
| **3 Family** | 4 | 261,139.89 | 0.15 |
| **4 Family** | 2 | 123,117.53 | 0.07 |
| **Condo** | 176 | 12,199,361.87 | 7.17 |
| **Pud** | 68 | 12,297,850.09 | 7.23 |
| **Single Family** | 1,037 | 143,328,105.17 | 84.26 |
| **Total:** | 1,306 | $170,093,388.20 | 100% |

**Owner Occupancy of Group I Mortgage Loans**

| | Number of Loans | Aggregate Principal Balance as of Cut-off Date | % of Aggregate Principal Balance as of Cut-off Date |
|---|---|---|---|
| **Owner Occupancy** | | | |
| **Investor** | 20 | $1,881,731.91 | 1.11% |
| **Primary** | 1,272 | 165,110,588.09 | 97.07 |
| **Second Home** | 14 | 3,101,068.20 | 1.82 |
| **Total:** | 1,306 | $170,093,388.20 | 100% |

**Loan Purpose of Group I Mortgage Loans**

| | Number of Loans | Aggregate Principal Balance as of Cut-off Date | % of Aggregate Principal Balance as of Cut-off Date |
|---|---|---|---|
| **Loan Purpose** | | | |
| **Cash-out Refinance** | 463 | $60,215,763.51 | 35.40% |
| **Construction/Perm** | 64 | 13,407,937.89 | 7.88 |
| **Purchase** | 746 | 84,342,964.62 | 49.59 |
| **Rate-term Refinance** | 33 | 12,126,722.18 | 7.13 |
| **Total:** | 1,306 | $170,093,388.20 | 100% |

**Current Mortgage Rates of Group I Mortgage Loans**

| | Number of Loans | Aggregate Principal Balance as of Cut-off Date | % of Aggregate Principal Balance as of Cut-off Date |
|---|---|---|---|
| **Mortgage Rates (%)** | | | |
| **3.000 - 3.499** | 1 | $122,323.37 | 0.07% |
| **3.500 - 3.999** | 2 | 113,677.68 | 0.07 |
| **4.000 - 4.499** | 10 | 2,542,774.04 | 1.49 |
| **4.500 - 4.999** | 117 | 19,232,107.13 | 11.31 |
| **5.000 - 5.499** | 485 | 65,848,597.94 | 38.71 |
| **5.500 - 5.999** | 257 | 33,930,023.01 | 19.95 |
| **6.000 - 6.499** | 103 | 12,942,387.71 | 7.61 |
| **6.500 - 6.999** | 190 | 19,580,171.45 | 11.51 |
| **7.000 - 7.499** | 89 | 9,957,104.10 | 5.85 |
| **7.500 - 7.999** | 24 | 3,886,755.25 | 2.29 |
| **8.000 - 8.499** | 11 | 1,295,678.16 | 0.76 |
| **8.500 - 8.999** | 8 | 252,714.48 | 0.15 |
| **9.000 - 9.499** | 9 | 389,073.88 | 0.23 |
| **Total:** | 1,306 | $170,093,388.20 | 100% |

**Original Principal Balances of Group I Mortgage Loans**

| | Number of Loans | Aggregate Original Principal Balance | % of Aggregate Original Principal Balance |
|---|---|---|---|
| **Range ($)** | | | |
| **0.01 – 50,000.00** | 213 | $7,394,390.92 | 3.59% |
| **50,000.01 - 100,000.00** | 410 | 31,058,589.12 | 15.09 |
| **100,000.01 - 150,000.00** | 234 | 28,911,109.51 | 14.05 |
| **150,000.01 - 200,000.00** | 95 | 16,324,039.75 | 7.93 |
| **200,000.01 - 250,000.00** | 54 | 12,244,478.65 | 5.95 |
| **250,000.01 - 300,000.00** | 127 | 35,121,760.00 | 17.07 |
| **300,000.01 - 350,000.00** | 55 | 18,029,263.50 | 8.76 |
| **350,000.01 - 400,000.00** | 38 | 14,403,230.00 | 7.00 |
| **400,000.01 - 450,000.00** | 25 | 10,571,200.00 | 5.14 |
| **450,000.01 - 500,000.00** | 26 | 12,658,950.00 | 6.15 |
| **500,000.01 - 550,000.00** | 6 | 3,198,100.00 | 1.55 |
| **550,000.01 - 600,000.00** | 10 | 5,816,500.00 | 2.83 |
| **600,000.01 - 650,000.00** | 4 | 2,560,000.00 | 1.24 |
| **650,000.01 - 700,000.00** | 3 | 2,036,700.00 | 0.99 |
| **700,000.01 - 750,000.00** | 2 | 1,454,000.00 | 0.71 |
| **800,000.01 - 850,000.00** | 1 | 850,000.00 | 0.41 |
| **850,000.01 - 900,000.00** | 1 | 878,000.00 | 0.43 |
| **1,050,000.01 -1,100,000.00** | 1 | 1,100,000.00 | 0.53 |
| **1,150,000.01 -1,200,000.00** | 1 | 1,184,250.00 | 0.58 |
| **Total:** | 1,306 | $205,794,561.45 | 100% |

**Principal Balances of Group I Mortgage Loans**

| | Number of Loans | Aggregate Principal Balance as of Cut-off Date | % of Aggregate Principal Balance as of Cut-off Date |
|---|---|---|---|
| **Range ($)** | | | |
| **0.01 - 50,000.00** | 350 | $10,152,872.97 | 5.97% |
| **50,000.01 - 100,000.00** | 397 | 29,842,957.77 | 17.55 |
| **100,000.01 - 150,000.00** | 187 | 22,748,101.90 | 13.37 |
| **150,000.01 - 200,000.00** | 80 | 13,869,232.96 | 8.15 |
| **200,000.01 - 250,000.00** | 102 | 23,291,046.06 | 13.69 |
| **250,000.01 - 300,000.00** | 72 | 19,711,636.19 | 11.59 |
| **300,000.01 - 350,000.00** | 43 | 13,920,797.74 | 8.18 |
| **350,000.01 - 400,000.00** | 25 | 9,290,122.65 | 5.46 |
| **400,000.01 - 450,000.00** | 12 | 5,067,486.27 | 2.98 |
| **450,000.01 - 500,000.00** | 14 | 6,618,091.25 | 3.89 |
| **500,000.01 - 550,000.00** | 8 | 4,194,603.26 | 2.47 |
| **550,000.01 - 600,000.00** | 4 | 2,302,233.30 | 1.35 |
| **600,000.01 - 650,000.00** | 6 | 3,772,637.75 | 2.22 |
| **650,000.01 - 700,000.00** | 1 | 691,872.61 | 0.41 |
| **700,000.01 - 750,000.00** | 1 | 740,789.91 | 0.44 |
| **800,000.01 - 850,000.00** | 1 | 842,594.23 | 0.50 |
| **850,000.01 - 900,000.00** | 1 | 856,882.13 | 0.50 |
| **1,050,000.01 -1,100,000.00** | 2 | 2,179,429.25 | 1.28 |
| **Total:** | 1,306 | $170,093,388.20 | 100% |

**Original Loan-to-Value Ratios of Group I Mortgage Loans**

| Original LTVs (%) | Number of Loans | Aggregate Principal Balance as of Cut-off Date | % of Aggregate Principal Balance as of Cut-off Date |
|---|---|---|---|
| 0.01 - 25.00 | 52 | $1,869,965.83 | 1.10% |
| 25.01 - 30.00 | 12 | 350,980.91 | 0.21 |
| 30.01 - 35.00 | 18 | 610,393.24 | 0.36 |
| 35.01 - 40.00 | 21 | 1,725,298.08 | 1.01 |
| 40.01 - 45.00 | 26 | 2,631,977.39 | 1.55 |
| 45.01 - 50.00 | 39 | 5,513,865.65 | 3.24 |
| 50.01 - 55.00 | 28 | 4,682,677.81 | 2.75 |
| 55.01 - 60.00 | 45 | 6,325,416.37 | 3.72 |
| 60.01 - 65.00 | 51 | 10,855,396.08 | 6.38 |
| 65.01 - 70.00 | 92 | 12,735,465.01 | 7.49 |
| 70.01 - 75.00 | 163 | 26,986,084.90 | 15.87 |
| 75.01 - 80.00 | 373 | 52,456,522.51 | 30.84 |
| 80.01 - 85.00 | 33 | 5,245,291.49 | 3.08 |
| 85.01 - 90.00 | 169 | 19,753,157.79 | 11.61 |
| 90.01 - 95.00 | 162 | 17,044,199.17 | 10.02 |
| 95.01 - 100.00 | 12 | 861,514.85 | 0.51 |
| 100.01 - 105.00 | 3 | 62,125.97 | 0.04 |
| 105.01 - 110.00 | 1 | 102,168.31 | 0.06 |
| 110.01 - 115.00 | 4 | 124,753.46 | 0.07 |
| 115.01 - 120.00 | 1 | 34,599.50 | 0.02 |
| 120.01 - 125.00 | 1 | 121,533.88 | 0.07 |
| Total: | 1,306 | $170,093,388.20 | 100% |

**Geographical Distribution of Group I Mortgage Loans**

| | Number of Loans | Aggregate Principal Balance as of Cut-off Date | % of Aggregate Principal Balance as of Cut-off Date |
|---|---|---|---|
| **State** | | | |
| **Arizona** | 1 | $18,595.46 | 0.01% |
| **Connecticut** | 20 | 5,213,613.95 | 3.07 |
| **Delaware** | 23 | 2,735,516.75 | 1.61 |
| **District of Columbia** | 4 | 878,969.12 | 0.52 |
| **Florida** | 26 | 2,868,376.29 | 1.69 |
| **Georgia** | 4 | 1,443,917.55 | 0.85 |
| **Idaho** | 1 | 88,601.67 | 0.05 |
| **Illinois** | 4 | 352,273.30 | 0.21 |
| **Indiana** | 5 | 822,908.73 | 0.48 |
| **Kentucky** | 4 | 450,738.33 | 0.26 |
| **Maine** | 2 | 748,137.48 | 0.44 |
| **Maryland** | 38 | 8,829,929.50 | 5.19 |
| **Massachusetts** | 34 | 8,966,124.50 | 5.27 |
| **Michigan** | 3 | 750,526.82 | 0.44 |
| **Minnesota** | 3 | 929,784.21 | 0.55 |
| **Nevada** | 1 | 279,434.84 | 0.16 |
| **New Jersey** | 419 | 48,909,601.50 | 28.75 |
| **New York** | 6 | 1,345,362.78 | 0.79 |
| **North Carolina** | 13 | 2,081,775.27 | 1.22 |
| **Ohio** | 26 | 3,369,100.32 | 1.98 |
| **Oregon** | 1 | 225,931.88 | 0.13 |
| **Pennsylvania** | 626 | 70,400,183.68 | 41.39 |
| **Rhode Island** | 2 | 225,348.03 | 0.13 |
| **South Carolina** | 4 | 553,170.39 | 0.33 |
| **Tennessee** | 3 | 452,053.27 | 0.27 |
| **Texas** | 5 | 1,093,825.65 | 0.64 |
| **Utah** | 1 | 353,902.88 | 0.21 |
| **Virginia** | 27 | 5,705,684.05 | 3.35 |
| **Total:** | 1,306 | $170,093,388.20 | 100% |

SALOMON SMITH BARNEY
A member of citigroup

**Margins of Group I Mortgage Loans**

| | Number of Loans | Aggregate Principal Balance as of Cut-off Date | % of Aggregate Principal Balance as of Cut-off Date |
|---|---|---|---|
| **Margins (%)** | | | |
| **No Margin** | 5 | $3,070,657.42 | 1.81% |
| **0.001 - 0.249** | 1 | 87,123.60 | 0.05 |
| **0.500 - 0.749** | 1 | 90,371.15 | 0.05 |
| **1.500 - 1.749** | 8 | 319,387.20 | 0.19 |
| **1.750 - 1.999** | 1 | 73,586.64 | 0.04 |
| **2.000 - 2.249** | 2 | 73,554.50 | 0.04 |
| **2.250 - 2.499** | 8 | 223,200.97 | 0.13 |
| **2.500 - 2.749** | 75 | 5,463,588.04 | 3.21 |
| **2.750 - 2.999** | 998 | 137,870,136.11 | 81.06 |
| **3.000 - 3.249** | 73 | 5,798,725.94 | 3.41 |
| **3.250 - 3.499** | 113 | 15,548,151.58 | 9.14 |
| **3.500 - 3.749** | 7 | 590,643.85 | 0.35 |
| **3.750 - 3.999** | 14 | 884,261.20 | 0.52 |
| **Total:** | 1,306 | $170,093,388.20 | 100% |

**Next Rate Change Dates of Group I Mortgage Loans**

| | Number of Loans | Aggregate Principal Balance as of Cut-off Date | % of Aggregate Principal Balance as of Cut-off Date |
|---|---|---|---|
| **Next Rate Change Date MMYY** | | | |
| **02/2003-04/2003** | 257 | $32,146,182.56 | 18.9% |
| **05/2003-07/2003** | 403 | 56,495,668.56 | 33.21 |
| **08/2003-10/2003** | 317 | 37,439,777.89 | 22.01 |
| **11/2003-01/2004** | 302 | 39,667,596.96 | 23.32 |
| **02/2004-04/2004** | 20 | 3,460,222.54 | 2.03 |
| **05/2004-07/2004** | 7 | 883,939.69 | 0.52 |
| **Total:** | 1,306 | $170,093,388.20 | 100% |

**Subsequent Periodic Rate Caps of Group I Mortgage Loans**

| | Number of Loans | Aggregate Principal Balance as of Cut-off Date | % of Aggregate Principal Balance as of Cut-off Date |
|---|---|---|---|
| **Subsequent Periodic Rate Caps (%)** | | | |
| **No Cap** | 7 | $3,261,640.47 | 1.92% |
| **1** | 36 | 4,184,412.41 | 2.46 |
| **1.5** | 16 | 403,589.14 | 0.24 |
| **1.75** | 3 | 319,363.00 | 0.19 |
| **2** | 1,194 | 152,899,882.68 | 89.89 |
| **2.5** | 4 | 290,763.06 | 0.17 |
| **3** | 45 | 8,685,417.55 | 5.11 |
| **5** | 1 | 48,319.89 | 0.03 |
| **Total:** | 1,306 | $170,093,388.20 | 100% |

**Minimum Mortgage Rates of Group I Mortgage Loans**

| | Number of Loans | Aggregate Principal Balance as of Cut-off Date | % of Aggregate Principal Balance as of Cut-off Date |
|---|---|---|---|
| **Mortgage Rates (%)** | | | |
| **0.000 - 0.499** | 1 | $14,945.66 | 0.01% |
| **1.000 - 1.499** | 8 | 532,132.37 | 0.31 |
| **1.500 - 1.999** | 29 | 1,457,565.15 | 0.86 |
| **2.000 - 2.499** | 8 | 446,735.57 | 0.26 |
| **2.500 - 2.999** | 960 | 135,310,064.67 | 79.55 |
| **3.000 - 3.499** | 123 | 18,168,954.33 | 10.68 |
| **3.500 - 3.999** | 26 | 4,640,905.22 | 2.73 |
| **4.000 - 4.499** | 3 | 158,516.53 | 0.09 |
| **4.500 - 4.999** | 28 | 1,884,783.89 | 1.11 |
| **5.000 - 5.499** | 11 | 617,856.03 | 0.36 |
| **5.500 - 5.999** | 38 | 2,066,890.82 | 1.22 |
| **6.000 - 6.499** | 12 | 683,248.08 | 0.40 |
| **6.500 - 6.999** | 22 | 1,956,437.53 | 1.15 |
| **7.000 - 7.499** | 13 | 1,089,983.61 | 0.64 |
| **7.500 - 7.999** | 6 | 286,526.40 | 0.17 |
| **8.000 - 8.499** | 5 | 394,285.96 | 0.23 |
| **8.500 - 8.999** | 6 | 142,256.93 | 0.08 |
| **9.000 - 9.499** | 7 | 241,299.45 | 0.14 |
| **Total:** | 1,306 | $170,093,388.20 | 100% |

**Maximum Mortgage Rates of Group I Mortgage Loans**

| Mortgage Rates (%) | Number of Loans | Aggregate Principal Balance as of Cut-off Date | % of Aggregate Principal Balance as of Cut-off Date |
|---|---|---|---|
| Not Available | 3 | $107,934.71 | 0.06% |
| 6.000 - 6.499 | 1 | 78,804.91 | 0.05 |
| 8.500 - 8.999 | 4 | 3,131,725.22 | 1.84 |
| 9.000 - 9.499 | 11 | 631,528.62 | 0.37 |
| 9.500 - 9.999 | 37 | 3,279,297.16 | 1.93 |
| 10.000 - 10.499 | 48 | 5,368,223.34 | 3.16 |
| 10.500 - 10.999 | 67 | 6,854,467.89 | 4.03 |
| 11.000 - 11.499 | 73 | 8,638,207.09 | 5.08 |
| 11.500 - 11.999 | 142 | 21,832,813.34 | 12.84 |
| 12.000 - 12.499 | 198 | 29,990,409.51 | 17.63 |
| 12.500 - 12.999 | 172 | 27,111,099.20 | 15.94 |
| 13.000 - 13.499 | 122 | 20,867,863.89 | 12.27 |
| 13.500 - 13.999 | 166 | 19,240,759.24 | 11.31 |
| 14.000 - 14.499 | 73 | 8,487,907.89 | 4.99 |
| 14.500 - 14.999 | 79 | 7,896,506.47 | 4.64 |
| 15.000 - 15.499 | 40 | 2,761,488.55 | 1.62 |
| 15.500 - 15.999 | 26 | 1,802,963.88 | 1.06 |
| 16.000+ | 44 | 2,011,387.29 | 1.18 |
| Total: | 1,306 | $170,093,388.20 | 100% |

**Document Type of Group I Mortgage Loans**

| Document Type | Number of Loans | Aggregate Principal Balance as of Cut-off Date | % of Aggregate Principal Balance as of Cut-off Date |
|---|---|---|---|
| Full Doc | 1,238 | $157,574,271.70 | 92.64% |
| No Doc | 68 | 12,519,116.50 | 7.36 |
| Total: | 1,306 | $170,093,388.20 | 100% |

**Amortized Loan-to-Value Ratios of Group I Mortgage Loans**

| | Number of Loans | Aggregate Principal Balance as of Cut-off Date | % of Aggregate Principal Balance as of Cut-off Date |
|---|---|---|---|
| **Amortized LTVs (%)** | | | |
| **0.01 - 25.00** | 153 | $5,263,377.97 | 3.09% |
| **25.01 - 30.00** | 28 | 2,256,291.10 | 1.33 |
| **30.01 - 35.00** | 18 | 1,734,078.78 | 1.02 |
| **35.01 - 40.00** | 30 | 3,412,900.10 | 2.01 |
| **40.01 - 45.00** | 39 | 6,202,135.39 | 3.65 |
| **45.01 - 50.00** | 49 | 6,185,450.58 | 3.64 |
| **50.01 - 55.00** | 72 | 11,064,461.72 | 6.50 |
| **55.01 - 60.00** | 89 | 11,080,380.20 | 6.51 |
| **60.01 - 65.00** | 153 | 21,722,976.04 | 12.77 |
| **65.01 - 70.00** | 184 | 25,399,706.53 | 14.93 |
| **70.01 - 75.00** | 171 | 29,229,151.64 | 17.18 |
| **75.01 - 80.00** | 137 | 22,996,424.81 | 13.52 |
| **80.01 - 85.00** | 102 | 12,602,439.36 | 7.41 |
| **85.01 - 90.00** | 75 | 10,142,662.15 | 5.96 |
| **90.01 - 95.00** | 5 | 637,864.50 | 0.38 |
| **95.01 - 100.00** | 1 | 163,087.33 | 0.10 |
| **Total:** | 1,306 | $170,093,388.20 | 100% |

**Initial Periodic Rate Caps of Group I Mortgage Loans**

| | Number of Loans | Aggregate Principal Balance as of Cut-off Date | % of Aggregate Principal Balance as of Cut-off Date |
|---|---|---|---|
| **Initial Periodic Rate Caps (%)** | | | |
| **No Cap** | 14 | $3,806,340.23 | 2.24% |
| **1** | 36 | 4,184,412.41 | 2.46 |
| **1.5** | 16 | 403,589.14 | 0.24 |
| **1.75** | 3 | 319,363.00 | 0.19 |
| **2** | 1,178 | 149,919,523.53 | 88.14 |
| **2.5** | 4 | 290,763.06 | 0.17 |
| **3** | 49 | 9,780,657.47 | 5.75 |
| **5** | 6 | 1,388,739.36 | 0.82 |
| **Total:** | 1,306 | $170,093,388.20 | 100% |

**Fico Scores of Group I Mortgage Loans**

| | Number of Loans | Aggregate Principal Balance as of Cut-off Date | % of Aggregate Principal Balance as of Cut-off Date |
|---|---|---|---|
| **Fico Scores** | | | |
| **Not Available** | 91 | $11,750,982.78 | 6.91% |
| **501 - 525** | 15 | 1,677,868.73 | 0.99 |
| **526 - 550** | 45 | 4,498,959.78 | 2.64 |
| **551 - 575** | 66 | 7,231,292.70 | 4.25 |
| **576 - 600** | 63 | 7,342,198.35 | 4.32 |
| **601 - 625** | 61 | 7,304,183.09 | 4.29 |
| **626 - 650** | 99 | 15,200,748.18 | 8.94 |
| **651 - 675** | 108 | 14,112,365.74 | 8.30 |
| **676 - 700** | 122 | 17,396,119.41 | 10.23 |
| **701 - 725** | 140 | 19,894,801.08 | 11.70 |
| **726 - 750** | 113 | 16,153,712.21 | 9.50 |
| **751 - 775** | 163 | 23,072,888.61 | 13.56 |
| **776 - 800** | 175 | 20,863,367.63 | 12.27 |
| **801 - 825** | 45 | 3,593,899.91 | 2.11 |
| **Total:** | 1,306 | $170,093,388.20 | 100% |

# Mortgage Loan Statistics of Group II Mortgage Loans

As of the Cut-off Date

## Collateral Summary (*All numbers are approximate and subject to change)*

Statistics for the adjustable rate mortgage loans are listed as of the Cut-off Date of December 1, 2002.

| | Wtd. Avg. (if applicable) | Range (if applicable) |
|---|---|---|
| **Number of Mortgage Loans:** | 344 | |
| **Aggregate Current Principal Balance:** | $64,990,806 | |
| **Current Principal Balance:** | $188,927 | $19,197 - $1,036,492 |
| **Original Principal Balance:** | $200,520 | $23,800 - $1,050,000 |
| **1st Lien:** | 100.00% | |
| **Gross Coupon:** | 7.58% | 4.99% - 10.75% |
| **Remaining Term (months):** | 329 | 141 – 359 |
| **Seasoning (months):** | 30 | 1 – 107 |
| **Adjustable Rate Loan Margin:** | 2.88% | 2.25% - 3.25% |
| **Lifetime Maximum Interest Rate:** | 12.97% | 10.75% - 15.75% |
| **Lifetime Minimum Interest Rate:** | 2.89% | 2.25% - 3.25% |
| **Next Interest Rate Change Date:** | 4/2005 | 6/2004 – 12/2005 |
| **Amortized LTV:** | 70.71% | 2.53% - 99.42% |
| **Borrower FICO:** | 704 | 505 – 810 |

# Collateral Characteristics of Group II

**Property Type of Group II Mortgage Loans**

| | Number of Loans | Aggregate Principal Balance as of Cut-off Date | % of Aggregate Principal Balance as of Cut-off Date |
|---|---|---|---|
| **Property Types** | | | |
| **2 Family** | 14 | $2,544,966.11 | 3.92% |
| **4 Family** | 1 | 255,115.19 | 0.39 |
| **Condo** | 39 | 5,482,295.20 | 8.44 |
| **Pud** | 38 | 7,078,442.71 | 10.89 |
| **Single Family** | 252 | 49,629,987.14 | 76.36 |
| **Total:** | 344 | $64,990,806.35 | 100% |

**Owner Occupancy of Group II Mortgage Loans**

| | Number of Loans | Aggregate Principal Balance as of Cut-off Date | % of Aggregate Principal Balance as of Cut-off Date |
|---|---|---|---|
| **Owner Occupancy** | | | |
| **Investor** | 10 | $1,614,689.77 | 2.48% |
| **Primary** | 328 | 61,721,757.20 | 94.97 |
| **Second Home** | 6 | 1,654,359.38 | 2.55 |
| **Total:** | 344 | $64,990,806.35 | 100% |

**Loan Purpose of Group II Mortgage Loans**

| | Number of Loans | Aggregate Principal Balance as of Cut-off Date | % of Aggregate Principal Balance as of Cut-off Date |
|---|---|---|---|
| **Loan Purpose** | | | |
| **Cash-out Refinance** | 47 | $9,444,589.74 | 14.53% |
| **Construction/Perm** | 8 | 2,978,436.31 | 4.58 |
| **Purchase** | 251 | 40,989,310.03 | 63.07 |
| **Rate-term Refinance** | 38 | 11,578,470.27 | 17.82 |
| **Total:** | 344 | $64,990,806.35 | 100% |

**Current Mortgage Rates of Group II Mortgage Loans**

| Mortgage Rates (%) | Number of Loans | Aggregate Principal Balance as of Cut-off Date | % of Aggregate Principal Balance as of Cut-off Date |
|---|---|---|---|
| 4.500 - 4.999 | 1 | $193,806.36 | 0.30% |
| 5.000 - 5.499 | 15 | 3,210,895.40 | 4.94 |
| 5.500 - 5.999 | 35 | 11,374,800.68 | 17.50 |
| 6.000 - 6.499 | 21 | 6,347,812.47 | 9.77 |
| 6.500 - 6.999 | 20 | 3,118,142.39 | 4.80 |
| 7.000 - 7.499 | 12 | 3,029,760.76 | 4.66 |
| 7.500 - 7.999 | 34 | 7,848,707.95 | 12.08 |
| 8.000 - 8.499 | 40 | 7,050,818.43 | 10.85 |
| 8.500 - 8.999 | 73 | 10,098,890.23 | 15.54 |
| 9.000 - 9.499 | 36 | 5,158,777.20 | 7.94 |
| 9.500 - 9.999 | 41 | 5,587,232.19 | 8.60 |
| 10.000 - 10.499 | 14 | 1,866,429.37 | 2.87 |
| 10.500 - 10.999 | 2 | 104,732.92 | 0.16 |
| **Total:** | 344 | $64,990,806.35 | 100% |

**Original Principal Balances of Group II Mortgage Loans**

| Range ($) | Number of Loans | Aggregate Original Principal Balance | % of Aggregate Original Principal Balance |
|---|---|---|---|
| 0.01 - 50,000.00 | 13 | $520,400.00 | 0.75% |
| 50,000.01 - 100,000.00 | 76 | 6,208,610.00 | 9.00 |
| 100,000.01 - 150,000.00 | 89 | 11,111,645.00 | 16.11 |
| 150,000.01 - 200,000.00 | 46 | 8,056,450.00 | 11.68 |
| 200,000.01 - 250,000.00 | 24 | 5,422,523.00 | 7.86 |
| 250,000.01 - 300,000.00 | 24 | 6,630,450.00 | 9.61 |
| 300,000.01 - 350,000.00 | 21 | 6,806,140.00 | 9.87 |
| 350,000.01 - 400,000.00 | 18 | 6,726,840.00 | 9.75 |
| 400,000.01 - 450,000.00 | 9 | 3,857,200.00 | 5.59 |
| 450,000.01 - 500,000.00 | 10 | 4,777,650.00 | 6.93 |
| 500,000.01 - 550,000.00 | 4 | 2,116,000.00 | 3.07 |
| 550,000.01 - 600,000.00 | 7 | 4,047,000.00 | 5.87 |
| 600,000.01 - 650,000.00 | 1 | 650,000.00 | 0.94 |
| 950,000.01 -1,000,000.00 | 1 | 998,000.00 | 1.45 |
| 1,000,000.01 -1,050,000.00 | 1 | 1,050,000.00 | 1.52 |
| **Total:** | 344 | $68,978,908.00 | 100% |

**Principal Balances of Group II Mortgage Loans as of the Cutoff Date**

| | Number of Loans | Aggregate Principal Balance as of Cut-off Date | % of Aggregate Principal Balance as of Cut-off Date |
|---|---|---|---|
| **Range ($)** | | | |
| **0.01 - 50,000.00** | 19 | $714,310.69 | 1.10% |
| **50,000.01 - 100,000.00** | 81 | 6,499,959.66 | 10.00 |
| **100,000.01 - 150,000.00** | 88 | 10,846,342.97 | 16.69 |
| **150,000.01 - 200,000.00** | 43 | 7,513,734.86 | 11.56 |
| **200,000.01 - 250,000.00** | 26 | 5,927,898.44 | 9.12 |
| **250,000.01 - 300,000.00** | 22 | 6,077,519.22 | 9.35 |
| **300,000.01 - 350,000.00** | 20 | 6,399,986.47 | 9.85 |
| **350,000.01 - 400,000.00** | 18 | 6,718,967.79 | 10.34 |
| **400,000.01 - 450,000.00** | 8 | 3,395,274.22 | 5.22 |
| **450,000.01 - 500,000.00** | 10 | 4,784,177.33 | 7.36 |
| **500,000.01 - 550,000.00** | 1 | 544,917.17 | 0.84 |
| **550,000.01 - 600,000.00** | 5 | 2,899,065.58 | 4.46 |
| **600,000.01 - 650,000.00** | 1 | 646,998.05 | 1.00 |
| **950,000.01 -1,000,000.00** | 1 | 985,161.43 | 1.52 |
| **1,000,000.01 -1,050,000.00** | 1 | 1,036,492.47 | 1.59 |
| **Total:** | 344 | $64,990,806.35 | 100% |

**Original Loan-to-Value Ratios of Group II Mortgage Loans**

| | Number of Loans | Aggregate Principal Balance as of Cut-off Date | % of Aggregate Principal Balance as of Cut-off Date |
|---|---|---|---|
| **Original LTVs (%)** | | | |
| **0.01 - 25.00** | 1 | $489,441.86 | 0.75% |
| **25.01 - 30.00** | 4 | 862,457.25 | 1.33 |
| **30.01 - 35.00** | 3 | 765,536.66 | 1.18 |
| **40.01 - 45.00** | 8 | 736,526.97 | 1.13 |
| **45.01 - 50.00** | 10 | 2,060,060.88 | 3.17 |
| **50.01 - 55.00** | 13 | 2,301,159.74 | 3.54 |
| **55.01 - 60.00** | 8 | 1,198,146.61 | 1.84 |
| **60.01 - 65.00** | 24 | 6,500,138.48 | 10.00 |
| **65.01 - 70.00** | 34 | 7,711,107.11 | 11.86 |
| **70.01 - 75.00** | 45 | 8,719,595.60 | 13.42 |
| **75.01 - 80.00** | 105 | 20,705,619.42 | 31.86 |
| **80.01 - 85.00** | 8 | 2,196,388.55 | 3.38 |
| **85.01 - 90.00** | 60 | 7,868,630.49 | 12.11 |
| **90.01 - 95.00** | 14 | 2,036,379.64 | 3.13 |
| **95.01 - 100.00** | 4 | 527,876.32 | 0.81 |
| **100.01 - 105.00** | 3 | 311,740.77 | 0.48 |
| **Total:** | 344 | $64,990,806.35 | 100% |

**Geographical Distribution of Group II Mortgages Loans**

| State | Number of Loans | Aggregate Principal Balance as of Cut-off Date | % of Aggregate Principal Balance as of Cut-off Date |
|---|---|---|---|
| Alabama | 1 | $69,742.87 | 0.11% |
| Connecticut | 15 | 3,006,327.00 | 4.63 |
| Delaware | 4 | 314,513.48 | 0.48 |
| Florida | 8 | 1,692,705.66 | 2.60 |
| Georgia | 9 | 2,042,317.58 | 3.14 |
| Indiana | 8 | 1,554,960.47 | 2.39 |
| Maine | 2 | 204,443.31 | 0.31 |
| Maryland | 3 | 504,406.34 | 0.78 |
| Massachusetts | 35 | 8,960,722.99 | 13.79 |
| Michigan | 4 | 641,187.85 | 0.99 |
| New Hampshire | 2 | 247,788.39 | 0.38 |
| New Jersey | 91 | 18,086,021.51 | 27.83 |
| New York | 8 | 2,099,699.08 | 3.23 |
| North Carolina | 19 | 2,511,905.43 | 3.87 |
| Ohio | 6 | 1,054,481.01 | 1.62 |
| Pennsylvania | 108 | 18,446,056.90 | 28.38 |
| Rhode Island | 5 | 689,769.55 | 1.06 |
| Tennessee | 1 | 151,768.80 | 0.23 |
| Virginia | 15 | 2,711,988.13 | 4.17 |
| Total: | 344 | $64,990,806.35 | 100% |

**Margins of Group II Mortgage Loans**

| Margins (%) | Number of Loans | Aggregate Principal Balance as of Cut-off Date | % of Aggregate Principal Balance as of Cut-off Date |
|---|---|---|---|
| 2.250 - 2.499 | 2 | $638,422.29 | 0.98% |
| 2.500 - 2.749 | 3 | 523,476.68 | 0.81 |
| 2.750 - 2.999 | 129 | 31,925,149.58 | 49.12 |
| 3.000 - 3.249 | 209 | 31,800,586.27 | 48.93 |
| 3.250 - 3.499 | 1 | 103,171.53 | 0.16 |
| Total: | 344 | $64,990,806.35 | 100% |

**Next Rate Change Dates of Group II Mortgage Loans**

| | Number of Loans | Aggregate Principal Balance as of Cut-off Date | % of Aggregate Principal Balance as of Cut-off Date |
|---|---|---|---|
| **Next Rate Change Date MMYY** | | | |
| **06/2004-08/2004** | 31 | $5,296,695.08 | 8.15% |
| **09/2004-11/2004** | 27 | 4,042,311.20 | 6.22 |
| **12/2004-02/2005** | 50 | 12,433,498.48 | 19.13 |
| **03/2005-05/2005** | 62 | 12,682,024.71 | 19.51 |
| **06/2005-08/2005** | 100 | 19,059,051.79 | 29.33 |
| **09/2005-11/2005** | 54 | 7,879,452.47 | 12.12 |
| **12/2005-02/2006** | 20 | 3,597,772.62 | 5.54 |
| **Total:** | 344 | $64,990,806.35 | 100% |

**Subsequent Periodic Rate Caps of Group II Mortgage Loans**

| | Number of Loans | Aggregate Principal Balance as of Cut-off Date | % of Aggregate Principal Balance as of Cut-off Date |
|---|---|---|---|
| **Subsequent Periodic Rate Caps (%)** | | | |
| **2** | 344 | $64,990,806.35 | 100% |
| **Total:** | 344 | $64,990,806.35 | 100% |

**Minimum Mortgage Rates of Group II Mortgage Loans**

| | Number of Loans | Aggregate Principal Balance as of Cut-off Date | % of Aggregate Principal Balance as of Cut-off Date |
|---|---|---|---|
| **Mortgage Rates (%)** | | | |
| **2.000 - 2.499** | 2 | $638,422.29 | 0.98% |
| **2.500 - 2.999** | 129 | 31,925,149.58 | 49.12 |
| **3.000 - 3.499** | 213 | 32,427,234.48 | 49.90 |
| **Total:** | 344 | $64,990,806.35 | 100% |

**Maximum Mortgage Rates of Group II Mortgage Loans**

| | Number of Loans | Aggregate Principal Balance as of Cut-off Date | % of Aggregate Principal Balance as of Cut-off Date |
|---|---|---|---|
| **Mortgage Rates (%)** | | | |
| **10.500 - 10.999** | 3 | $989,142.42 | 1.52% |
| **11.000 - 11.499** | 15 | 3,210,895.40 | 4.94 |
| **11.500 - 11.999** | 42 | 11,597,414.08 | 17.84 |
| **12.000 - 12.499** | 29 | 8,481,244.44 | 13.05 |
| **12.500 - 12.999** | 42 | 9,267,216.56 | 14.26 |
| **13.000 - 13.499** | 40 | 6,949,951.41 | 10.69 |
| **13.500 - 13.999** | 77 | 11,037,176.68 | 16.98 |
| **14.000 - 14.499** | 39 | 5,871,083.47 | 9.03 |
| **14.500 - 14.999** | 41 | 5,615,519.60 | 8.64 |
| **15.000 - 15.499** | 14 | 1,866,429.37 | 2.87 |
| **15.500 - 15.999** | 2 | 104,732.92 | 0.16 |
| **Total:** | 344 | $64,990,806.35 | 100% |

**Document Type of Group II Mortgage Loans**

| | Number of Loans | Aggregate Principal Balance as of Cut-off Date | % of Aggregate Principal Balance as of Cut-off Date |
|---|---|---|---|
| **Document Type** | | | |
| **Full Doc** | 142 | $34,189,891.25 | 52.61% |
| **No Doc** | 178 | 26,996,745.96 | 41.54 |
| **No Ratio** | 24 | 3,804,169.14 | 5.85 |
| **Total:** | 344 | $64,990,806.35 | 100% |

**Amortized Loan-to-Value Ratios of Group II Mortgage Loans**

| | Number of Loans | Aggregate Principal Balance as of Cut-off Date | % of Aggregate Principal Balance as of Cut-off Date |
|---|---|---|---|
| **Amortized LTVs (%)** | | | |
| **0.01 - 25.00** | 6 | $805,388.91 | 1.24% |
| **25.01 - 30.00** | 6 | 948,385.23 | 1.46 |
| **30.01 - 35.00** | 3 | 765,536.66 | 1.18 |
| **35.01 - 40.00** | 4 | 222,032.30 | 0.34 |
| **40.01 - 45.00** | 8 | 734,070.85 | 1.13 |
| **45.01 - 50.00** | 14 | 2,809,406.65 | 4.32 |
| **50.01 - 55.00** | 11 | 2,326,845.60 | 3.58 |
| **55.01 - 60.00** | 12 | 2,433,502.14 | 3.74 |
| **60.01 - 65.00** | 26 | 6,854,805.33 | 10.55 |
| **65.01 - 70.00** | 37 | 8,578,431.34 | 13.20 |
| **70.01 - 75.00** | 46 | 9,133,929.01 | 14.05 |
| **75.01 - 80.00** | 86 | 17,306,669.76 | 26.63 |
| **80.01 - 85.00** | 11 | 2,243,261.88 | 3.45 |
| **85.01 - 90.00** | 60 | 7,903,881.06 | 12.16 |
| **90.01 - 95.00** | 7 | 1,085,042.54 | 1.67 |
| **95.01 - 100.00** | 7 | 839,617.09 | 1.29 |
| **Total:** | 344 | $64,990,806.35 | 100% |

**Initial Periodic Rate Caps of Group II Mortgage Loans**

| | Number of Loans | Aggregate Principal Balance as of Cut-off Date | % of Aggregate Principal Balance as of Cut-off Date |
|---|---|---|---|
| **Initial Periodic Rate Caps (%)** | | | |
| **No Cap** | 24 | $3,238,450.68 | 4.98% |
| **2** | 143 | 36,108,763.38 | 55.56 |
| **5** | 177 | 25,643,592.29 | 39.46 |
| **Total:** | 344 | $64,990,806.35 | 100% |

**Fico Scores of Group II Mortgage Loans**

| | Number of Loans | Aggregate Principal Balance as of Cut-off Date | % of Aggregate Principal Balance as of Cut-off Date |
|---|---|---|---|
| **Fico Scores** | | | |
| **Not Available** | 13 | $2,115,756.59 | 3.26% |
| **501 - 525** | 6 | 579,517.17 | 0.89 |
| **526 - 550** | 9 | 1,053,439.16 | 1.62 |
| **551 - 575** | 12 | 1,655,617.62 | 2.55 |
| **576 - 600** | 13 | 2,719,992.58 | 4.19 |
| **601 - 625** | 16 | 2,824,656.09 | 4.35 |
| **626 - 650** | 22 | 4,868,812.09 | 7.49 |
| **651 - 675** | 22 | 3,004,798.22 | 4.62 |
| **676 - 700** | 39 | 8,995,916.02 | 13.84 |
| **701 - 725** | 52 | 10,402,380.19 | 16.01 |
| **726 - 750** | 46 | 8,395,380.95 | 12.92 |
| **751 - 775** | 51 | 11,483,155.20 | 17.67 |
| **776 - 800** | 34 | 5,891,611.37 | 9.07 |
| **801 - 825** | 9 | 999,773.10 | 1.54 |
| **Total:** | 344 | $64,990,806.35 | 100% |

# Mortgage Loan Statistics of Group III Mortgage Loans

As of the Cut-off Date

## Collateral Summary (*All numbers are approximate and subject to change)*

Statistics for the adjustable rate mortgage loans are listed as of the Cut-off Date of December 1, 2002.

| | Wtd. Avg. (if applicable) | Range (if applicable) |
|---|---|---|
| **Number of Mortgage Loans:** | 1,191 | |
| **Aggregate Current Principal Balance:** | $243,556,241 | |
| **Current Principal Balance:** | $204,497 | $20,765 - $941,610 |
| **Original Principal Balance:** | $208,145 | $21,000 - $1,050,000 |
| **1st Lien:** | 100.00% | |
| **Gross Coupon:** | 7.00% | 4.99% - 10.00% |
| **Remaining Term (months):** | 350 | 157 – 359 |
| **Seasoning (months):** | 9 | 1 – 81 |
| **Adjustable Rate Loan Margin:** | 3.12% | 0.00% - 4.25% |
| **Lifetime Maximum Interest Rate:** | 12.03% | 9.99% - 15.00% |
| **Lifetime Minimum Interest Rate:** | 3.12% | 0.00% - 4.63% |
| **Next Interest Rate Change Date:** | 4/2007 | 1/2006 – 9/2012 |
| **Amortized LTV:** | 76.94% | 12.45% - 99.89% |
| **Borrower FICO:** | 708 | 501 – 821 |

# Collateral Characteristics of Group III

**Property Type of Group III Mortgage Loans**

| | Number of Loans | Aggregate Principal Balance as of Cut-off Date | % of Aggregate Principal Balance as of Cut-off Date |
|---|---|---|---|
| **Property Types** | | | |
| **2 Family** | 50 | $11,641,821.68 | 4.78% |
| **3 Family** | 1 | 241,775.88 | 0.10 |
| **Condo** | 137 | 23,402,980.86 | 9.61 |
| **Pud** | 92 | 17,369,261.51 | 7.13 |
| **Single Family** | 911 | 190,900,400.92 | 78.38 |
| **Total:** | 1,191 | $243,556,240.85 | 100% |

**Owner Occupancy of Group III Mortgage Loans**

| | Number of Loans | Aggregate Principal Balance as of Cut-off Date | % of Aggregate Principal Balance as of Cut-off Date |
|---|---|---|---|
| **Owner Occupancy** | | | |
| **Investor** | 41 | $6,203,193.30 | 2.55% |
| **Primary** | 1,121 | 231,102,111.12 | 94.89 |
| **Second Home** | 29 | 6,250,936.43 | 2.57 |
| **Total:** | 1,191 | $243,556,240.85 | 100% |

**Loan Purpose of Group III Mortgage Loans**

| | Number of Loans | Aggregate Principal Balance as of Cut-off Date | % of Aggregate Principal Balance as of Cut-off Date |
|---|---|---|---|
| **Loan Purpose** | | | |
| **Cash-out Refinance** | 148 | $33,980,118.20 | 13.95% |
| **Construction/Perm** | 31 | 8,708,624.48 | 3.58 |
| **Purchase** | 869 | 168,751,477.69 | 69.29 |
| **Rate-term Refinance** | 143 | 32,116,020.48 | 13.19 |
| **Total:** | 1,191 | $243,556,240.85 | 100% |

**Current Mortgage Rates of Group III Mortgage Loans**

| Mortgage Rates (%) | Number of Loans | Aggregate Principal Balance as of Cut-off Date | % of Aggregate Principal Balance as of Cut-off Date |
|---|---|---|---|
| 4.500 - 4.999 | 1 | $197,123.27 | 0.08% |
| 5.000 - 5.499 | 7 | 2,038,791.34 | 0.84 |
| 5.500 - 5.999 | 67 | 15,431,733.75 | 6.34 |
| 6.000 - 6.499 | 146 | 31,656,947.46 | 13.00 |
| 6.500 - 6.999 | 339 | 73,543,250.17 | 30.20 |
| 7.000 - 7.499 | 261 | 52,333,785.67 | 21.49 |
| 7.500 - 7.999 | 267 | 50,942,465.04 | 20.92 |
| 8.000 - 8.499 | 60 | 11,049,830.85 | 4.54 |
| 8.500 - 8.999 | 22 | 3,935,886.00 | 1.62 |
| 9.000 - 9.499 | 17 | 1,968,906.11 | 0.81 |
| 9.500 - 9.999 | 3 | 302,847.56 | 0.12 |
| 10.000 - 10.499 | 1 | 154,673.63 | 0.06 |
| Total: | 1,191 | $243,556,240.85 | 100% |

**Original Principal Balances of Group III Mortgage Loans**

| Range ($) | Number of Loans | Aggregate Original Principal Balance | % of Aggregate Original Principal Balance |
|---|---|---|---|
| 0.01 - 50,000.00 | 29 | $1,152,825.00 | 0.47% |
| 50,000.01 - 100,000.00 | 161 | 12,670,602.00 | 5.11 |
| 100,000.01 - 150,000.00 | 279 | 35,354,915.00 | 14.26 |
| 150,000.01 - 200,000.00 | 224 | 38,980,622.00 | 15.72 |
| 200,000.01 - 250,000.00 | 147 | 33,254,117.00 | 13.41 |
| 250,000.01 - 300,000.00 | 129 | 35,583,280.00 | 14.35 |
| 300,000.01 - 350,000.00 | 88 | 28,935,040.00 | 11.67 |
| 350,000.01 - 400,000.00 | 58 | 22,073,135.00 | 8.90 |
| 400,000.01 - 450,000.00 | 23 | 9,931,550.00 | 4.01 |
| 450,000.01 - 500,000.00 | 24 | 11,631,075.00 | 4.69 |
| 500,000.01 - 550,000.00 | 9 | 4,794,850.00 | 1.93 |
| 550,000.01 - 600,000.00 | 8 | 4,658,250.00 | 1.88 |
| 600,000.01 - 650,000.00 | 6 | 3,880,000.00 | 1.57 |
| 650,000.01 - 700,000.00 | 1 | 700,000.00 | 0.28 |
| 700,000.01 - 750,000.00 | 2 | 1,500,000.00 | 0.61 |
| 750,000.01 - 800,000.00 | 1 | 800,000.00 | 0.32 |
| 900,000.01 - 950,000.00 | 1 | 950,000.00 | 0.38 |
| 1,000,000.01 -1,050,000.00 | 1 | 1,050,000.00 | 0.42 |
| Total: | 1,191 | $247,900,261.00 | 100% |

**Principal Balances of Group III Mortgage Loans as of the Cut-off Date**

| | Number of Loans | Aggregate Principal Balance as of Cut-off Date | % of Aggregate Principal Balance as of Cut-off Date |
|---|---|---|---|
| **Range ($)** | | | |
| **0.01 - 50,000.00** | 36 | $1,415,989.37 | 0.58% |
| **50,000.01 - 100,000.00** | 160 | 12,558,470.49 | 5.16 |
| **100,000.01 - 150,000.00** | 278 | 34,977,173.91 | 14.36 |
| **150,000.01 - 200,000.00** | 224 | 38,760,860.24 | 15.91 |
| **200,000.01 - 250,000.00** | 148 | 33,399,530.81 | 13.71 |
| **250,000.01 - 300,000.00** | 132 | 36,360,773.67 | 14.93 |
| **300,000.01 - 350,000.00** | 84 | 27,660,720.21 | 11.36 |
| **350,000.01 - 400,000.00** | 56 | 21,228,588.10 | 8.72 |
| **400,000.01 - 450,000.00** | 24 | 10,324,845.07 | 4.24 |
| **450,000.01 - 500,000.00** | 24 | 11,570,889.87 | 4.75 |
| **500,000.01 - 550,000.00** | 9 | 4,750,443.43 | 1.95 |
| **550,000.01 - 600,000.00** | 6 | 3,423,968.47 | 1.41 |
| **600,000.01 - 650,000.00** | 5 | 3,203,125.14 | 1.32 |
| **650,000.01 - 700,000.00** | 1 | 692,831.06 | 0.28 |
| **700,000.01 - 750,000.00** | 2 | 1,490,819.06 | 0.61 |
| **750,000.01 - 800,000.00** | 1 | 795,601.52 | 0.33 |
| **900,000.01 - 950,000.00** | 1 | 941,610.43 | 0.39 |
| **Total:** | 1,191 | $243,556,240.85 | 100% |

**Original Loan-to-Value Ratios of Group III Mortgage Loans**

| Original LTVs (%) | Number of Loans | Aggregate Principal Balance as of Cut-off Date | % of Aggregate Principal Balance as of Cut-off Date |
|---|---|---|---|
| 0.01 - 25.00 | 1 | $149,346.76 | 0.06% |
| 25.01 - 30.00 | 1 | 98,699.44 | 0.04 |
| 30.01 - 35.00 | 5 | 1,159,419.63 | 0.48 |
| 35.01 - 40.00 | 17 | 3,065,904.17 | 1.26 |
| 40.01 - 45.00 | 24 | 4,172,991.72 | 1.71 |
| 45.01 - 50.00 | 22 | 4,781,768.62 | 1.96 |
| 50.01 - 55.00 | 26 | 4,669,514.79 | 1.92 |
| 55.01 - 60.00 | 45 | 8,538,441.31 | 3.51 |
| 60.01 - 65.00 | 41 | 10,742,763.11 | 4.41 |
| 65.01 - 70.00 | 133 | 28,223,078.45 | 11.59 |
| 70.01 - 75.00 | 134 | 28,652,119.33 | 11.76 |
| 75.01 - 80.00 | 271 | 60,824,332.75 | 24.97 |
| 80.01 - 85.00 | 30 | 6,475,472.93 | 2.66 |
| 85.01 - 90.00 | 247 | 48,811,828.56 | 20.04 |
| 90.01 - 95.00 | 160 | 29,503,151.72 | 12.11 |
| 95.01 - 100.00 | 32 | 3,462,191.70 | 1.42 |
| 100.01 - 105.00 | 2 | 225,215.86 | 0.09 |
| **Total:** | 1,191 | $243,556,240.85 | 100% |

**Geographical Distribution of Group III Mortgages Loans**

| | Number of Loans | Aggregate Principal Balance as of Cut-off Date | % of Aggregate Principal Balance as of Cut-off Date |
|---|---|---|---|
| **State** | | | |
| **Connecticut** | 121 | $25,734,194.25 | 10.57% |
| **Delaware** | 22 | 3,571,515.90 | 1.47 |
| **District of Columbia** | 2 | 661,402.55 | 0.27 |
| **Florida** | 36 | 5,266,127.22 | 2.16 |
| **Georgia** | 4 | 1,253,258.32 | 0.51 |
| **Indiana** | 26 | 4,413,946.56 | 1.81 |
| **Maine** | 7 | 2,515,884.61 | 1.03 |
| **Maryland** | 11 | 2,154,679.65 | 0.88 |
| **Massachusetts** | 215 | 54,712,181.24 | 22.46 |
| **Michigan** | 17 | 3,702,224.84 | 1.52 |
| **New Hampshire** | 13 | 2,487,808.31 | 1.02 |
| **New Jersey** | 269 | 57,053,536.95 | 23.43 |
| **New York** | 15 | 3,803,462.72 | 1.56 |
| **North Carolina** | 56 | 8,622,281.50 | 3.54 |
| **Ohio** | 40 | 5,675,014.29 | 2.33 |
| **Pennsylvania** | 284 | 50,451,159.83 | 20.71 |
| **Rhode Island** | 44 | 9,418,485.26 | 3.87 |
| **South Carolina** | 2 | 527,431.10 | 0.22 |
| **Vermont** | 1 | 258,202.11 | 0.11 |
| **Virginia** | 5 | 1,251,534.55 | 0.51 |
| **West Virginia** | 1 | 21,909.09 | 0.01 |
| **Total:** | 1,191 | $243,556,240.85 | 100% |

**Margins of Group III Mortgage Loans**

| | Number of Loans | Aggregate Principal Balance as of Cut-off Date | % of Aggregate Principal Balance as of Cut-off Date |
|---|---|---|---|
| **Margins (%)** | | | |
| **No Margin** | 2 | $394,964.83 | 0.16% |
| **2.000 - 2.249** | 1 | 108,181.49 | 0.04 |
| **2.250 - 2.499** | 5 | 2,588,253.34 | 1.06 |
| **2.750 - 2.999** | 182 | 36,819,878.16 | 15.12 |
| **3.000 - 3.249** | 828 | 171,089,458.54 | 70.25 |
| **3.250 - 3.499** | 1 | 288,993.57 | 0.12 |
| **4.250 - 4.499** | 172 | 32,266,510.92 | 13.25 |
| **Total:** | 1,191 | $243,556,240.85 | 100% |

**Next Rate Change Dates of Group III Mortgage Loans**

| | Number of Loans | Aggregate Principal Balance as of Cut-off Date | % of Aggregate Principal Balance as of Cut-off Date |
|---|---|---|---|
| **Next Rate Change Date** | | | |
| **01/2006-03/2006** | 39 | $6,813,601.68 | 2.80% |
| **04/2006-06/2006** | 43 | 7,592,141.98 | 3.12 |
| **07/2006-09/2006** | 138 | 25,098,220.35 | 10.30 |
| **10/2006-12/2006** | 156 | 29,410,005.33 | 12.08 |
| **01/2007-03/2007** | 162 | 34,705,943.29 | 14.25 |
| **04/2007-06/2007** | 227 | 46,730,805.93 | 19.19 |
| **07/2007-09/2007** | 280 | 61,866,431.32 | 25.40 |
| **10/2007-12/2007** | 121 | 26,242,612.63 | 10.77 |
| **01/2008-03/2008** | 1 | 56,029.55 | 0.02 |
| **04/2008-06/2008** | 1 | 367,204.23 | 0.15 |
| **07/2008-09/2008** | 4 | 625,430.29 | 0.26 |
| **10/2008-12/2008** | 4 | 397,067.43 | 0.16 |
| **01/2009-03/2009** | 1 | 290,274.96 | 0.12 |
| **04/2009-06/2009** | 2 | 193,435.08 | 0.08 |
| **07/2009-09/2009** | 2 | 198,718.02 | 0.08 |
| **10/2009-12/2009** | 6 | 1,602,166.74 | 0.66 |
| **10/2011-12/2011** | 2 | 680,570.19 | 0.28 |
| **04/2012-06/2012** | 1 | 346,465.02 | 0.14 |
| **07/2012-09/2012** | 1 | 339,116.83 | 0.14 |
| **Total:** | 1,191 | $243,556,240.85 | 100% |

**Subsequent Periodic Rate Caps of Group III Mortgage Loans**

| | Number of Loans | Aggregate Principal Balance as of Cut-off Date | % of Aggregate Principal Balance as of Cut-off Date |
|---|---|---|---|
| **Subsequent Periodic Rate Caps (%)** | | | |
| **1** | 2 | $398,385.71 | 0.16% |
| **2** | 1,189 | 243,157,855.14 | 99.84 |
| **Total:** | 1,191 | $243,556,240.85 | 100% |

SALOMON SMITH BARNEY
A member of citigroup

**Minimum Mortgage Rates of Group III Mortgage Loans**

| Mortgage Rates (%) | Number of Loans | Aggregate Principal Balance as of Cut-off Date | % of Aggregate Principal Balance as of Cut-off Date |
|---|---|---|---|
| 0.000 - 0.499 | 2 | $394,964.83 | 0.16% |
| 2.000 - 2.499 | 5 | 2,588,253.34 | 1.06 |
| 2.500 - 2.999 | 181 | 36,582,511.62 | 15.02 |
| 3.000 - 3.499 | 831 | 171,562,138.12 | 70.44 |
| 4.000 - 4.499 | 171 | 32,191,006.40 | 13.22 |
| 4.500 - 4.999 | 1 | 237,366.54 | 0.10 |
| Total: | 1,191 | $243,556,240.85 | 100% |

**Maximum Mortgage Rates of Group III Mortgage Loans**

| Mortgage Rates (%) | Number of Loans | Aggregate Principal Balance as of Cut-off Date | % of Aggregate Principal Balance as of Cut-off Date |
|---|---|---|---|
| Not Available | 1 | $200,976.59 | 0.08% |
| 9.500 - 9.999 | 1 | 197,123.27 | 0.08 |
| 10.000 - 10.499 | 6 | 1,684,990.09 | 0.69 |
| 10.500 - 10.999 | 63 | 14,877,429.47 | 6.11 |
| 11.000 - 11.499 | 138 | 30,105,675.43 | 12.36 |
| 11.500 - 11.999 | 329 | 71,510,286.19 | 29.36 |
| 12.000 - 12.499 | 245 | 49,215,820.22 | 20.21 |
| 12.500 - 12.999 | 292 | 56,508,828.56 | 23.20 |
| 13.000 - 13.499 | 66 | 12,090,371.16 | 4.96 |
| 13.500 - 13.999 | 22 | 4,022,243.04 | 1.65 |
| 14.000 - 14.499 | 24 | 2,684,975.64 | 1.10 |
| 14.500 - 14.999 | 3 | 302,847.56 | 0.12 |
| 15.000 - 15.499 | 1 | 154,673.63 | 0.06 |
| Total: | 1,191 | $243,556,240.85 | 100% |

**Document Type of Group III Mortgage Loans**

| | Number of Loans | Aggregate Principal Balance as of Cut-off Date | % of Aggregate Principal Balance as of Cut-off Date |
|---|---|---|---|
| **Document Type** | | | |
| **Full Doc** | 192 | $40,605,433.14 | 16.67% |
| **No Doc** | 859 | 170,966,744.12 | 70.20 |
| **No Income** | 60 | 11,529,676.09 | 4.73 |
| **No Ratio** | 80 | 20,454,387.50 | 8.40 |
| **Total:** | 1,191 | $243,556,240.85 | 100% |

**Amortized Loan-to-Value Ratios of Group III Mortgage Loans**

| | Number of Loans | Aggregate Principal Balance as of Cut-off Date | % of Aggregate Principal Balance as of Cut-off Date |
|---|---|---|---|
| **Amortized LTVs (%)** | | | |
| **0.01 - 25.00** | 4 | $288,977.67 | 0.12% |
| **25.01 - 30.00** | 3 | 396,148.34 | 0.16 |
| **30.01 - 35.00** | 5 | 1,158,236.42 | 0.48 |
| **35.01 - 40.00** | 19 | 3,701,776.28 | 1.52 |
| **40.01 - 45.00** | 28 | 5,467,627.23 | 2.24 |
| **45.01 - 50.00** | 21 | 4,371,711.94 | 1.79 |
| **50.01 - 55.00** | 36 | 6,331,194.17 | 2.60 |
| **55.01 - 60.00** | 43 | 8,615,050.26 | 3.54 |
| **60.01 - 65.00** | 45 | 11,121,860.99 | 4.57 |
| **65.01 - 70.00** | 127 | 26,858,329.33 | 11.03 |
| **70.01 - 75.00** | 134 | 29,101,690.97 | 11.95 |
| **75.01 - 80.00** | 259 | 58,254,767.10 | 23.92 |
| **80.01 - 85.00** | 35 | 7,014,431.21 | 2.88 |
| **85.01 - 90.00** | 244 | 48,295,992.54 | 19.83 |
| **90.01 - 95.00** | 154 | 28,891,038.84 | 11.86 |
| **95.01 - 100.00** | 34 | 3,687,407.56 | 1.51 |
| **Total:** | 1,191 | $243,556,240.85 | 100% |

**Initial Periodic Rate Caps of Group III Mortgage Loans**

| | Number of Loans | Aggregate Principal Balance as of Cut-off Date | % of Aggregate Principal Balance as of Cut-off Date |
|---|---|---|---|
| **Initial Periodic Rate Caps (%)** | | | |
| **No Cap** | 23 | $2,171,670.85 | 0.89% |
| **2** | 142 | 30,174,313.32 | 12.39 |
| **3** | 3 | 513,096.31 | 0.21 |
| **4** | 4 | 1,366,152.04 | 0.56 |
| **5** | 1,019 | 209,331,008.33 | 85.95 |
| **Total:** | 1,191 | $243,556,240.85 | 100% |

**Fico Scores of Group III**

| | Number of Loans | Aggregate Principal Balance as of Cut-off Date | % of Aggregate Principal Balance as of Cut-off Date |
|---|---|---|---|
| **Fico Scores** | | | |
| **Not Available** | 26 | $4,781,724.35 | 1.96% |
| **501 - 525** | 5 | 1,101,001.40 | 0.45 |
| **526 - 550** | 5 | 684,320.79 | 0.28 |
| **551 - 575** | 14 | 2,704,992.10 | 1.11 |
| **576 - 600** | 21 | 4,294,795.24 | 1.76 |
| **601 - 625** | 40 | 8,826,477.87 | 3.62 |
| **626 - 650** | 58 | 11,137,001.14 | 4.57 |
| **651 - 675** | 143 | 31,478,107.85 | 12.92 |
| **676 - 700** | 196 | 43,303,247.08 | 17.78 |
| **701 - 725** | 219 | 46,324,797.32 | 19.02 |
| **726 - 750** | 167 | 30,993,834.38 | 12.73 |
| **751 - 775** | 152 | 29,530,637.93 | 12.12 |
| **776 - 800** | 138 | 26,937,784.21 | 11.06 |
| **801 - 825** | 7 | 1,457,519.19 | 0.60 |
| **Total:** | 1,191 | $243,556,240.85 | 100% |

# Mortgage Loan Statistics of Group IV Mortgage Loans

As of the Cut-off Date

## Collateral Summary *(All numbers are approximate and subject to change)*

Statistics for the adjustable rate mortgage loans are listed as of the Cut-off Date of December 1, 2002.

| | Wtd. Avg. (if applicable) | Range (if applicable) |
|---|---|---|
| **Number of Mortgage Loans:** | 675 | |
| **Aggregate Current Principal Balance:** | $85,864,027 | |
| **Current Principal Balance:** | $127,206 | $10,041 - $901,060 |
| **Original Principal Balance:** | $145,278 | $20,000 - $1,104,000 |
| **1st Lien:** | 100.00% | |
| **Gross Coupon:** | 6.39% | 3.99% - 7.75% |
| **Remaining Term (months):** | 290 | 46 – 358 |
| **Seasoning (months):** | 67 | 1 – 144 |
| **Adjustable Rate Loan Margin:** | 5.22% | 1.46% - 6.48% |
| **Lifetime Maximum Interest Rate:** | 10.20% | 7.99% - 14.00% |
| **Lifetime Minimum Interest Rate:** | 5.25% | 2.95% - 6.48% |
| **Next Interest Rate Change Date:** | 8/2003 | 2/2003 – 5/2004 |
| **Amortized LTV:** | 72.48% | 4.62% - 93.56% |
| **Borrower FICO:** | 696 | 518 – 821 |

## Collateral Characteristics of Group IV

**Property Type of Group IV Mortgage Loans**

| | Number of Loans | Aggregate Principal Balance as of Cut-off Date | % of Aggregate Principal Balance as of Cut-off Date |
|---|---|---|---|
| **Property Types** | | | |
| **2 Family** | 11 | $1,183,158.31 | 1.38% |
| **Condo** | 34 | 3,375,887.63 | 3.93 |
| **Pud** | 57 | 8,246,940.31 | 9.60 |
| **Single Family** | 573 | 73,058,040.38 | 85.09 |
| **Total:** | 675 | $85,864,026.63 | 100% |

**Owner Occupancy of Group IV Mortgage Loans**

| | Number of Loans | Aggregate Principal Balance as of Cut-off Date | % of Aggregate Principal Balance as of Cut-off Date |
|---|---|---|---|
| **Owner Occupancy** | | | |
| **Primary** | 670 | $84,908,040.58 | 98.89% |
| **Second Home** | 5 | 955,986.05 | 1.11 |
| **Total:** | 675 | $85,864,026.63 | 100% |

**Loan Purpose of Group IV Mortgage Loans**

| | Number of Loans | Aggregate Principal Balance as of Cut-off Date | % of Aggregate Principal Balance as of Cut-off Date |
|---|---|---|---|
| **Loan Purpose** | | | |
| **Cash-out Refinance** | 171 | $20,841,200.95 | 24.27% |
| **Construction/Perm** | 90 | 15,826,834.12 | 18.43 |
| **Purchase** | 401 | 46,263,175.09 | 53.88 |
| **Rate-term Refinance** | 13 | 2,932,816.47 | 3.42 |
| **Total:** | 675 | $85,864,026.63 | 100% |

**Current Mortgage Rates of Group IV Mortgage Loans**

| Mortgage Rates (%) | Number of Loans | Aggregate Principal Balance as of Cut-off Date | % of Aggregate Principal Balance as of Cut-off Date |
|---|---|---|---|
| 3.500 - 3.999 | 1 | $170,046.33 | 0.20% |
| 4.000 - 4.499 | 1 | 56,788.56 | 0.07 |
| 4.500 - 4.999 | 4 | 835,179.15 | 0.97 |
| 5.000 - 5.499 | 3 | 1,440,379.05 | 1.68 |
| 5.500 - 5.999 | 55 | 7,602,341.26 | 8.85 |
| 6.000 - 6.499 | 274 | 36,351,364.51 | 42.34 |
| 6.500 - 6.999 | 277 | 33,572,766.27 | 39.10 |
| 7.000 - 7.499 | 58 | 5,725,938.73 | 6.67 |
| 7.500 - 7.999 | 2 | 109,222.77 | 0.13 |
| **Total:** | 675 | $85,864,026.63 | 100% |

**Original Principal Balances of Group IV Mortgage Loans**

| Range ($) | Number of Loans | Aggregate Original Principal Balance | % of Aggregate Original Principal Balance |
|---|---|---|---|
| 0.01 - 50,000.00 | 38 | $1,543,420.00 | 1.57% |
| 50,000.01 - 100,000.00 | 227 | 17,642,720.00 | 17.99 |
| 100,000.01 - 150,000.00 | 204 | 25,321,402.75 | 25.82 |
| 150,000.01 - 200,000.00 | 100 | 17,532,025.00 | 17.88 |
| 200,000.01 - 250,000.00 | 37 | 8,328,220.00 | 8.49 |
| 250,000.01 - 300,000.00 | 22 | 6,064,850.00 | 6.18 |
| 300,000.01 - 350,000.00 | 14 | 4,600,550.00 | 4.69 |
| 350,000.01 - 400,000.00 | 12 | 4,535,920.00 | 4.63 |
| 400,000.01 - 450,000.00 | 4 | 1,729,350.00 | 1.76 |
| 450,000.01 - 500,000.00 | 6 | 2,909,930.00 | 2.97 |
| 500,000.01 - 550,000.00 | 1 | 519,380.00 | 0.53 |
| 550,000.01 - 600,000.00 | 3 | 1,776,000.00 | 1.81 |
| 600,000.01 - 650,000.00 | 2 | 1,300,000.00 | 1.33 |
| 700,000.01 - 750,000.00 | 3 | 2,250,000.00 | 2.29 |
| 900,000.01 - 950,000.00 | 1 | 905,000.00 | 0.92 |
| 1,100,000.01 -1,150,000.00 | 1 | 1,104,000.00 | 1.13 |
| **Total:** | 675 | $98,062,767.75 | 100% |

**Principal Balances of Group IV Mortgage Loans as of the Cutoff Date**

| Range ($) | Number of Loans | Aggregate Principal Balance as of Cut-off Date | % of Aggregate Principal Balance as of Cut-off Date |
|---|---|---|---|
| 0.01 - 50,000.00 | 77 | $2,462,102.45 | 2.87% |
| 50,000.01 - 100,000.00 | 250 | 18,585,358.53 | 21.65 |
| 100,000.01 - 150,000.00 | 185 | 22,808,718.34 | 26.56 |
| 150,000.01 - 200,000.00 | 81 | 14,012,653.06 | 16.32 |
| 200,000.01 - 250,000.00 | 27 | 5,939,761.75 | 6.92 |
| 250,000.01 - 300,000.00 | 21 | 5,896,733.62 | 6.87 |
| 300,000.01 - 350,000.00 | 10 | 3,207,180.40 | 3.74 |
| 350,000.01 - 400,000.00 | 6 | 2,256,212.67 | 2.63 |
| 400,000.01 - 450,000.00 | 4 | 1,762,237.61 | 2.05 |
| 450,000.01 - 500,000.00 | 4 | 1,931,935.97 | 2.25 |
| 550,000.01 - 600,000.00 | 3 | 1,716,749.27 | 2.00 |
| 600,000.01 - 650,000.00 | 2 | 1,262,142.62 | 1.47 |
| 700,000.01 - 750,000.00 | 3 | 2,227,280.61 | 2.59 |
| 850,000.01 - 900,000.00 | 1 | 893,899.79 | 1.04 |
| 900,000.01 - 950,000.00 | 1 | 901,059.94 | 1.05 |
| **Total:** | 675 | $85,864,026.63 | 100% |

**Original Loan-to-Value Ratios of Group IV Mortgage Loans**

| | Number of Loans | Aggregate Principal Balance as of Cut-off Date | % of Aggregate Principal Balance as of Cut-off Date |
|---|---|---|---|
| **Original LTVs (%)** | | | |
| **0.01 - 25.00** | 4 | $842,072.73 | 0.98% |
| **25.01 - 30.00** | 3 | 123,123.48 | 0.14 |
| **30.01 - 35.00** | 4 | 95,885.84 | 0.11 |
| **35.01 - 40.00** | 4 | 103,582.94 | 0.12 |
| **40.01 - 45.00** | 9 | 667,558.95 | 0.78 |
| **45.01 - 50.00** | 16 | 1,463,959.40 | 1.70 |
| **50.01 - 55.00** | 20 | 2,181,277.13 | 2.54 |
| **55.01 - 60.00** | 17 | 1,341,937.04 | 1.56 |
| **60.01 - 65.00** | 18 | 2,327,514.31 | 2.71 |
| **65.01 - 70.00** | 42 | 7,352,075.08 | 8.56 |
| **70.01 - 75.00** | 49 | 7,718,677.08 | 8.99 |
| **75.01 - 80.00** | 189 | 25,149,733.90 | 29.29 |
| **80.01 - 85.00** | 17 | 2,148,660.59 | 2.50 |
| **85.01 - 90.00** | 115 | 14,756,246.66 | 17.19 |
| **90.01 - 95.00** | 166 | 19,290,132.49 | 22.47 |
| **95.01 - 100.00** | 2 | 301,589.01 | 0.35 |
| **Total:** | 675 | $85,864,026.63 | 100% |

**Geographical Distribution of Group IV Mortgages Loans**

| State | Number of Loans | Aggregate Principal Balance as of Cut-off Date | % of Aggregate Principal Balance as of Cut-off Date |
|---|---|---|---|
| Connecticut | 15 | $1,647,534.39 | 1.92% |
| Delaware | 23 | 3,811,369.54 | 4.44 |
| District of Columbia | 1 | 200,682.89 | 0.23 |
| Florida | 1 | 245,660.15 | 0.29 |
| Georgia | 1 | 208,933.07 | 0.24 |
| Illinois | 2 | 234,937.28 | 0.27 |
| Maryland | 22 | 3,515,506.19 | 4.09 |
| Massachusetts | 9 | 2,267,026.73 | 2.64 |
| Minnesota | 1 | 71,375.77 | 0.08 |
| Nevada | 1 | 101,764.40 | 0.12 |
| New Hampshire | 1 | 478,984.43 | 0.56 |
| New Jersey | 144 | 20,836,128.14 | 24.27 |
| New York | 2 | 284,472.24 | 0.33 |
| North Carolina | 5 | 767,050.44 | 0.89 |
| Ohio | 19 | 1,657,344.74 | 1.93 |
| Pennsylvania | 403 | 45,747,304.71 | 53.28 |
| Rhode Island | 2 | 458,958.71 | 0.53 |
| Vermont | 1 | 180,977.00 | 0.21 |
| Virginia | 22 | 3,148,015.81 | 3.67 |
| Total: | 675 | $85,864,026.63 | 100% |

**Margins of Group IV Mortgage Loans**

| Margins (%) | Number of Loans | Aggregate Principal Balance as of Cut-off Date | % of Aggregate Principal Balance as of Cut-off Date |
|---|---|---|---|
| 1.250 - 1.499 | 2 | $1,336,941.63 | 1.56% |
| 1.500 - 1.749 | 1 | 362,652.36 | 0.42 |
| 2.500 - 2.749 | 1 | 572,677.76 | 0.67 |
| 4.000 - 4.249 | 1 | 117,174.26 | 0.14 |
| 4.500 - 4.749 | 13 | 2,461,424.42 | 2.87 |
| 4.750 - 4.999 | 63 | 10,321,614.79 | 12.02 |
| 5.000 - 5.249 | 186 | 26,928,222.67 | 31.36 |
| 5.250 - 5.499 | 203 | 22,644,940.59 | 26.37 |
| 5.500 - 5.749 | 136 | 13,882,465.33 | 16.17 |
| 5.750 - 5.999 | 60 | 6,505,225.10 | 7.58 |
| 6.000 - 6.249 | 7 | 571,307.49 | 0.67 |
| 6.250 - 6.499 | 2 | 159,380.23 | 0.19 |
| Total: | 675 | $85,864,026.63 | 100% |

**Next Rate Change Dates of Group IV Mortgage Loans**

| Next Rate Change Date MMYY | Number of Loans | Aggregate Principal Balance as of Cut-off Date | % of Aggregate Principal Balance as of Cut-off Date |
|---|---|---|---|
| 02/2003-04/2003 | 87 | $11,381,662.17 | 13.26% |
| 05/2003-07/2003 | 212 | 27,707,722.47 | 32.27 |
| 08/2003-10/2003 | 211 | 25,660,878.22 | 29.89 |
| 11/2003-01/2004 | 163 | 20,505,149.20 | 23.88 |
| 02/2004-04/2004 | 1 | 178,627.65 | 0.21 |
| 05/2004-07/2004 | 1 | 429,986.92 | 0.50 |
| Total: | 675 | $85,864,026.63 | 100% |

**Subsequent Periodic Rate Caps of Group IV Mortgage Loans**

| Subsequent Periodic Rate Caps (%) | Number of Loans | Aggregate Principal Balance as of Cut-off Date | % of Aggregate Principal Balance as of Cut-off Date |
|---|---|---|---|
| 1.75 | 674 | $85,797,625.50 | 99.92% |
| 2 | 1 | 66,401.13 | 0.08 |
| Total: | 675 | $85,864,026.63 | 100% |

**Minimum Mortgage Rates of Group IV Mortgage Loans**

| Mortgage Rates (%) | Number of Loans | Aggregate Principal Balance as of Cut-off Date | % of Aggregate Principal Balance as of Cut-off Date |
|---|---|---|---|
| 2.500 - 2.999 | 4 | $2,272,271.75 | 2.65% |
| 4.000 - 4.499 | 1 | 117,174.26 | 0.14 |
| 4.500 - 4.999 | 76 | 12,783,039.21 | 14.89 |
| 5.000 - 5.499 | 389 | 49,573,163.26 | 57.73 |
| 5.500 - 5.999 | 196 | 20,387,690.43 | 23.74 |
| 6.000 - 6.499 | 9 | 730,687.72 | 0.85 |
| Total: | 675 | $85,864,026.63 | 100% |

**Maximum Mortgage Rates**
**Group IV Mortgage Loans**

| Mortgage Rates (%) | Number of Loans | Aggregate Principal Balance as of Cut-off Date | % of Aggregate Principal Balance as of Cut-off Date |
|---|---|---|---|
| Not Available | 1 | $893,899.79 | 1.04% |
| 7.500 - 7.999 | 1 | 170,046.33 | 0.20 |
| 8.000 - 8.499 | 2 | 165,331.92 | 0.19 |
| 8.500 - 8.999 | 68 | 8,181,537.55 | 9.53 |
| 9.000 - 9.499 | 88 | 9,898,954.14 | 11.53 |
| 9.500 - 9.999 | 145 | 16,877,058.59 | 19.66 |
| 10.000 - 10.499 | 126 | 14,213,307.26 | 16.55 |
| 10.500 - 10.999 | 139 | 21,573,960.18 | 25.13 |
| 11.000 - 11.499 | 58 | 6,981,305.55 | 8.13 |
| 11.500 - 11.999 | 26 | 4,724,209.74 | 5.50 |
| 12.000 - 12.499 | 9 | 687,041.99 | 0.80 |
| 12.500 - 12.999 | 9 | 1,097,385.65 | 1.28 |
| 13.000 - 13.499 | 1 | 47,856.77 | 0.06 |
| 13.500 - 13.999 | 1 | 36,771.96 | 0.04 |
| 14.000 - 14.499 | 1 | 315,359.21 | 0.37 |
| Total: | 675 | $85,864,026.63 | 100% |

**Document Type of Group IV Mortgage Loans**

| Document Type | Number of Loans | Aggregate Principal Balance as of Cut-off Date | % of Aggregate Principal Balance as of Cut-off Date |
|---|---|---|---|
| Full Doc | 675 | $85,864,026.63 | 100% |
| Total: | 675 | $85,864,026.63 | 100% |

**Amortized Loan-to-Value Ratios of Group IV Mortgage Loans**

| Amortized LTVs (%) | Number of Loans | Aggregate Principal Balance as of Cut-off Date | % of Aggregate Principal Balance as of Cut-off Date |
|---|---|---|---|
| 0.01 - 25.00 | 35 | $1,668,683.70 | 1.94% |
| 25.01 - 30.00 | 7 | 295,818.78 | 0.34 |
| 30.01 - 35.00 | 8 | 414,132.52 | 0.48 |
| 35.01 - 40.00 | 14 | 1,031,060.58 | 1.20 |
| 40.01 - 45.00 | 13 | 1,275,320.67 | 1.49 |
| 45.01 - 50.00 | 21 | 2,057,378.93 | 2.40 |
| 50.01 - 55.00 | 21 | 2,935,589.40 | 3.42 |
| 55.01 - 60.00 | 30 | 3,495,365.11 | 4.07 |
| 60.01 - 65.00 | 46 | 6,245,988.77 | 7.27 |
| 65.01 - 70.00 | 64 | 9,911,285.70 | 11.54 |
| 70.01 - 75.00 | 114 | 16,643,377.36 | 19.38 |
| 75.01 - 80.00 | 62 | 10,000,535.91 | 11.65 |
| 80.01 - 85.00 | 97 | 11,525,897.55 | 13.42 |
| 85.01 - 90.00 | 116 | 14,590,220.51 | 16.99 |
| 90.01 - 95.00 | 27 | 3,773,371.14 | 4.39 |
| Total: | 675 | $85,864,026.63 | 100% |

**Initial Periodic Rate Caps of Group IV Mortgage Loans**

| Initial Periodic Rate Caps (%) | Number of Loans | Aggregate Principal Balance as of Cut-off Date | % of Aggregate Principal Balance as of Cut-off Date |
|---|---|---|---|
| 1.75 | 674 | $85,797,625.50 | 99.92% |
| 2 | 1 | 66,401.13 | 0.08 |
| Total: | 675 | $85,864,026.63 | 100% |

**Fico Scores of Group IV Mortgage Loans**

| | Number of Loans | Aggregate Principal Balance as of Cut-off Date | % of Aggregate Principal Balance as of Cut-off Date |
|---|---|---|---|
| **Fico Scores** | | | |
| **Not Available** | 10 | $922,768.44 | 1.07% |
| **501 - 525** | 7 | 877,149.36 | 1.02 |
| **526 - 550** | 15 | 1,791,098.18 | 2.09 |
| **551 - 575** | 12 | 1,490,539.32 | 1.74 |
| **576 - 600** | 30 | 4,900,918.28 | 5.71 |
| **601 - 625** | 41 | 5,662,060.27 | 6.59 |
| **626 - 650** | 55 | 8,558,508.93 | 9.97 |
| **651 - 675** | 71 | 11,046,005.89 | 12.86 |
| **676 - 700** | 63 | 7,262,031.30 | 8.46 |
| **701 - 725** | 68 | 8,492,000.57 | 9.89 |
| **726 - 750** | 84 | 10,604,794.06 | 12.35 |
| **751 - 775** | 91 | 11,215,786.17 | 13.06 |
| **776 - 800** | 95 | 10,712,676.56 | 12.48 |
| **801 - 825** | 33 | 2,327,689.30 | 2.71 |
| **Total:** | 675 | $85,864,026.63 | 100% |